Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

                              Financial Statements
                        for the three-month period ended
                 March 31, 2008, presented in comparative format

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

                                TABLE OF CONTENTS
                      System established by the Regulations
      (N. T. 2001) set forth by the National Securities Commission (C.N.V.)

                 Financial Statements and Limited Review Report
                        for the three-month period ended
                 March 31, 2008, presented in comparative format

                  Report of the Supervisory Syndics' Committee
                 For the three-month period ended March 31, 2008

Heading                                                                   Page 1

Consolidated Financial Statements                                         Page 2

Individual Financial Statements                                          Page 42

Additional  Information to the Notes to the Financial
Statements required by Section 68 of the Rules and
Regulations of the Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange).                                           Page 62

Supplementary and Explanatory Statement by the Board of
Directors required by Section 2 of the Rules on accounting
documents set forth by the Regulations of
the Bolsa de Comercio de Cordoba (Cordoba Stock Exchange).               Page 64

Informative Review                                                       Page 66

Report of the Supervisory Syndics' Committee

Limited Review Report

Company's Name:                                    Grupo Financiero Galicia S.A.
                       "Corporation which has not adhered to the optional system
                   for the mandatory acquisition of shares in a public offering"

Legal address:         Tte. Gral.  Juan D. Peron No. 456 - 2nd floor  Autonomous
                                                            City of Buenos Aires

Principal line of business:                  Financial and Investment Activities

                            Fiscal year N(degree) 10
                      For the three-month period commenced
                       January 1, 2008 and ended March 31,
                     2008, presented in comparative format.

            DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of Bylaws:                                                September 30, 1999

Date of latest amendment to Bylaws:                       June 26, 2006

Registration number with the Corporation Control          11,891
Authority (I.G.J):

Sequential Number - Corporation Control                   1,671,058
Authority (I.G.J.):

Date of expiration of the Company's Bylaws:

                                                          June 30, 2100

Name of the Controlling Company:                          EBA HOLDING S.A.

Principal line of business:                               Financial and
                                                          Investment Activities

Interest held by the Controlling Company
in the Shareholders' equity as of 03.31.08:               22.65%

Percentage of votes which the Controlling
Company is entitled to as of 03.31.08:                    59.42%

             Capital status as of 03.31.08 (Note 8 to the Financial
              Statements) (figures stated in thousands of pesos for
                       "Subscribed" and "Paid-in" shares)
                                     Shares

                                            Voting rights
    Number               Class                per share           Subscribed         Paid-in
--------------   ---------------------   ------------------   -----------------   --------------
  281,221,650      Ordinary class "A",
                    face value of 1             5                      281,222          281,222
  960,185,367      Ordinary class "B",
                    face value of 1             1                      960,185          960,185
1,241,407,017                                                        1,241,407        1,241,407

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                           Consolidated Balance Sheet
                   As of March 31, 2008 and December 31, 2007.
                     (figures stated in thousands of pesos)

                                                                                    03.31.08       12.31.07
                                                                                   -----------    -----------
ASSETS
                                                                                   -----------    -----------
  CASH AND DUE FROM BANKS                                                            2,697,478      2,960,013
                                                                                   -----------    -----------
  - Cash                                                                               777,219        743,185
  - Financial institutions and correspondents                                        1,920,259      2,216,828
    - Argentine Central Bank                                                         1,516,514      1,648,864
    - Other local financial institutions                                                26,727         26,425
    - Foreign                                                                          377,018        541,539
                                                                                   -----------    -----------
  GOVERNMENT AND CORPORATE SECURITIES                                                1,816,274      1,694,030
                                                                                   -----------    -----------
  - Holdings of securities in investment accounts                                    1,228,214      1,303,437
  - Holdings of trading securities                                                       1,722         38,991
  - Government securities received in connection with reverse repo
     transactions with the Argentine Central Bank                                      150,356              -
  - Government unlisted securities                                                       8,924          1,872
  - Securities issued by the Argentine Central Bank                                    426,952        348,757
  - Investments in listed corporate securities                                             106            973
                                                                                   -----------    -----------
  LOANS                                                                             12,150,719     11,601,029
                                                                                   -----------    -----------
  - To the non-financial public sector                                               1,302,362      1,265,466
  - To the financial sector                                                            142,124        110,028
    - Interbank loans (call money loans granted)                                        35,000          2,906
    - Other loans to domestic financial institutions                                    64,897         64,895
    - Accrued interest, adjustments and quotation differences receivable                42,227         42,227
  - To the non-financial private sector and residents abroad                        11,167,103     10,654,142
    - Advances                                                                         897,855        792,148
    - Promissory notes                                                               3,085,529      2,911,170
    - Mortgage loans                                                                   992,013        945,088
    - Pledge loans                                                                      89,375         94,520
    - Personal loans                                                                 1,040,787        977,976
    - Credit card loans                                                              3,774,686      3,630,133
    - Other                                                                          1,147,129      1,168,684
    - Accrued interest, adjustments and quotation differences receivable               183,925        177,027
    - Documented interest                                                              (43,996)       (42,462)
    - Unallocated collections                                                             (200)          (142)
  - Allowances                                                                        (460,870)      (428,607)
                                                                                   -----------    -----------
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                               3,997,885      3,596,970
                                                                                   -----------    -----------
  - Argentine Central Bank                                                             351,312        192,911
  - Amounts receivable for spot and forward sales to be settled                         38,225         31,090
  - Securities receivable under spot and forward purchases to be settled             1,602,437      1,517,600
  - Others not included in the debtor classification regulations                     1,618,824      1,603,703
  - Unlisted negotiable obligations                                                     16,675         20,868
  - Balances from forward transactions without delivery of underlying asset to
     be settled                                                                          2,092          1,087
  - Others included in the debtor classification regulations                           376,580        240,270
  - Accrued interest receivable not included in the debtor classification                2,350          2,017
     regulations
  - Accrued interest receivable included in the debtor classification
     regulations                                                                         2,469          6,594
  - Allowances                                                                         (13,079)       (19,170)
                                                                                   -----------    -----------
  ASSETS UNDER FINANCIAL LEASES                                                        399,170        355,784
                                                                                   -----------    -----------
  - Assets under financial leases                                                      403,264        359,552
  - Allowances                                                                          (4,094)        (3,768)

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                           Consolidated Balance Sheet
                   As of March 31, 2008 and December 31, 2007.
                     (figures stated in thousands of pesos)

                                                                03.31.08      12.31.07
                                                               ----------    ----------
                                                               ----------    ----------
  EQUITY INVESTMENTS                                               45,742        43,790
                                                               ----------    ----------
  - In financial institutions                                       3,152         3,138
  - Other                                                          83,865        82,009
  - Allowances                                                    (41,275)      (41,357)
                                                               ----------    ----------
  MISCELLANEOUS RECEIVABLES                                     1,257,743     1,246,054
                                                               ----------    ----------
  - Receivables for assets sold                                    16,052        15,980
  - Minimum presumed income tax - Tax credit                      270,051       258,515
  - Other                                                       1,056,780     1,056,970
  - Accrued interest on receivables for assets sold                   218            98
  - Other accrued interest and adjustments receivable                  79            79
  - Allowances                                                    (85,437)      (85,588)
                                                               ----------    ----------
  FIXED ASSETS                                                    753,115       743,132
                                                               ----------    ----------
  MISCELLANEOUS ASSETS                                            117,350       112,575
                                                               ----------    ----------
  INTANGIBLE ASSETS                                               469,093       448,318
                                                               ----------    ----------
  - Goodwill                                                       53,158        58,266
  - Organization and development expenses                         415,935       390,052
                                                               ----------    ----------
  UNALLOCATED ITEMS                                                 8,334         9,161
                                                               ----------    ----------
  OTHER ASSETS                                                     19,488        17,882
                                                               ----------    ----------
TOTAL ASSETS                                                   23,732,391    22,828,738
                                                               ==========    ==========

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                           Consolidated Balance Sheet
                   As of March 31, 2008 and December 31, 2007.
                     (figures stated in thousands of pesos)

                                                                               03.31.08      12.31.07
                                                                              ----------    ----------
LIABILITIES
                                                                              ----------    ----------
  DEPOSITS                                                                    13,873,510    13,165,621
                                                                              ----------    ----------
  - Non-financial public sector                                                  161,400       193,911
  - Financial sector                                                             165,292       167,206
  - Non-financial private sector and residents abroad                         13,546,818    12,804,504
    - Current Accounts                                                         2,983,074     2,629,925
    - Savings Accounts                                                         3,181,601     3,228,954
    - Time Deposits                                                            6,960,074     6,543,910
    - Investment accounts                                                            237           199
    - Other                                                                      321,418       291,103
    - Accrued interest and quotation differences payable                         100,414       110,413
                                                                              ----------    ----------
  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                         6,482,955     6,362,954
                                                                              ----------    ----------
  - Argentine Central Bank                                                           964           698
    - Other                                                                          964           698
  - Banks and international entities                                             807,282       717,316
  - Unsubordinated negotiable obligations                                      2,087,953     2,190,231
  - Amounts payable for spot and forward purchases to be settled               1,309,178     1,273,308
  - Securities to be delivered under spot and forward sales to be settled        188,389        30,734
  - Loans from domestic financial institutions                                   272,951       213,039
    - Interbank loans (call money loans received)                                      -        12,501
    - Other loans from domestic financial institutions                           268,923       199,191
    - Accrued interest payable                                                     4,028         1,347
  - Other                                                                      1,729,041     1,855,825
  - Accrued interest and quotation differences payable                            87,197        81,803
                                                                              ----------    ----------
  MISCELLANEOUS LIABILITIES                                                      316,364       324,583
                                                                              ----------    ----------
  - Dividends payable                                                                  -            40
  - Directors' and syndics' fees                                                   4,350         4,343
  - Other                                                                        312,014       320,200
                                                                              ----------    ----------
  PROVISIONS                                                                     194,756       170,083
                                                                              ----------    ----------
  SUBORDINATED NEGOTIABLE OBLIGATIONS                                            857,936       855,258
                                                                              ----------    ----------
  UNALLOCATED ITEMS                                                                3,788         6,347
                                                                              ----------    ----------
  OTHER LIABILITIES                                                               87,595        71,800
                                                                              ----------    ----------
  MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                        224,826       217,587
                                                                              ----------    ----------
TOTAL LIABILITIES                                                             22,041,730    21,174,233
                                                                              ----------    ----------
SHAREHOLDERS' EQUITY                                                           1,690,661     1,654,505
                                                                              ----------    ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    23,732,391    22,828,738
                                                                              ==========    ==========

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                        Consolidated Memorandum Accounts
                   As of March 31, 2008 and December 31, 2007.
                     (figures stated in thousands of pesos)

                                                                                    03.31.08     12.31.07
                                                                                   ----------   ----------
DEBIT                                                                              19,975,014   19,965,718
                                                                                   ==========   ==========
  CONTINGENT                                                                        7,110,676    6,781,309
                                                                                   ----------   ----------
  - Loans obtained (unused balances)                                                  227,759      199,775
  - Guarantees received                                                             5,385,225    5,112,668
  - Others not included in the debtor classification regulations                       22,790       22,687
  - Contingencies re. contra items                                                  1,474,902    1,446,179
                                                                                   ----------   ----------
  CONTROL                                                                           9,884,224    9,543,858
                                                                                   ----------   ----------
  - Uncollectible loans                                                               587,526      545,848
  - Other                                                                           8,923,694    8,637,351
  - Control re. contra items                                                          373,004      360,659
                                                                                   ----------   ----------
  DERIVATIVES                                                                       2,242,338    2,782,512
                                                                                   ----------   ----------
  - "Notional" value of forward transactions without delivery of underlying
      asset                                                                         1,413,445    1,740,332

  - Derivatives re. contra items                                                      828,893    1,042,180
                                                                                   ----------   ----------
  TRUST ACCOUNTS                                                                      737,776      858,039
                                                                                   ----------   ----------
  - Trust funds                                                                       737,776      858,039
                                                                                   ----------   ----------
CREDIT                                                                             19,975,014   19,965,718
                                                                                   ==========   ==========
  CONTINGENT                                                                        7,110,676    6,781,309
                                                                                   ----------   ----------
  - Loans granted (unused balances)                                                   854,253      827,851
  - Other guarantees granted included in the debtor classification regulations        168,297      139,692
  - Other  guarantees  granted  not  included  in  the  debtor  classification
     regulations                                                                      218,081      236,668
  - Others included in the debtor classification regulations                          194,070      200,466
  - Others not included in the debtor classification regulations                       40,201       41,502
  - Contingencies re. contra items                                                  5,635,774    5,335,130
                                                                                   ----------   ----------
  CONTROL                                                                           9,884,224    9,543,858
                                                                                   ----------   ----------
  - Checks and drafts to be credited                                                  372,825      360,481
  - Other                                                                             287,347      277,068
  - Control re. contra items                                                        9,224,052    8,906,309
                                                                                   ----------   ----------
  DERIVATIVES                                                                       2,242,338    2,782,512
                                                                                   ----------   ----------
  - "Notional" value of put options written                                           166,392      162,336
  - "Notional" value of forward transactions without delivery of underlying           662,501      879,844
      asset
  - Derivatives re. contra items                                                    1,413,445    1,740,332
                                                                                   ----------   ----------
  TRUST ACCOUNTS                                                                      737,776      858,039
                                                                                   ----------   ----------
  - Trust liabilities re. contra items                                                737,776      858,039

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                          Consolidated Income Statement
                  For the three-month period commenced January
           1, 2008 and ended March 31, 2008, presented in comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                               03.31.08     03.31.07
                                                                              ----------   ----------
FINANCIAL INCOME                                                                 589,185      476,877
                                                                              ----------   ----------
  - Interest on cash and due from banks                                            3,999        3,701
  - Interest on loans to the financial sector                                        402        2,274
  - Interest on advances                                                          36,370       19,630
  - Interest on promissory notes                                                 104,161       59,771
  - Interest on mortgage loans                                                    30,213       20,622
  - Interest on pledge loans                                                       3,414        2,454
  - Interest on credit card loans                                                139,384       90,664
  - Interest on other loans                                                       70,768       40,133
  - Net income from government and corporate securities                           75,094       35,527
  - Interest on other receivables resulting from financial brokerage               8,869       10,349
  - Net income from secured loans - Decree No. 1,387/01                           14,257       30,277
  - CER adjustment                                                                39,658       89,946
  - Exchange rate differences on gold and foreign currency                        22,664       12,330
  - Other                                                                         39,932       59,199
                                                                              ----------   ----------
FINANCIAL EXPENSES                                                               334,793      354,426
                                                                              ----------   ----------
  - Interest on current account deposits                                           4,599        4,079
  - Interest on savings account deposits                                             898        1,368
  - Interest on time deposits                                                    166,742      114,607
  - Interest on interbank loans received (call money loans )                          88          935
  - Interest on other loans from financial institutions                              295          614
  - Interest on other liabilities resulting from financial brokerage              73,725       91,357
  - Interest on subordinated obligations                                          24,863       23,228
  - Other interest                                                                 1,098       42,269
  - CER adjustment                                                                 4,468       43,225
  - Contributions made to Deposit Insurance Fund                                   5,728        4,672
  - Other                                                                         52,289       28,072
                                                                              ----------   ----------
GROSS FINANCIAL MARGIN                                                           254,392      122,451
                                                                              ==========   ==========
PROVISIONS FOR LOAN LOSSES                                                        85,225       49,366
                                                                              ----------   ----------
INCOME FROM SERVICES                                                             344,747      255,541
                                                                              ----------   ----------
  - Related to lending transactions                                               93,437       72,096
  - Related to borrowing transactions                                             85,951       64,838
  - Other commissions                                                              5,664        4,139
  - Other                                                                        159,695      114,468
                                                                              ----------   ----------
EXPENSES FOR SERVICES                                                             80,442       55,540
                                                                              ----------   ----------
  - Commissions                                                                   37,510       26,486
  - Other                                                                         42,932       29,054

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                          Consolidated Income Statement
                  For the three-month period commenced January
           1, 2008 and ended March 31, 2008, presented in comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                               03.31.08      03.31.07
                                                                              ----------    ----------
ADMINISTRATIVE EXPENSES                                                          382,430       276,203
                                                                              ----------    ----------
  - Personnel expenses                                                           211,214       144,210
  - Directors' and Syndics' fees                                                   1,938         1,675
  - Other fees                                                                    12,167         8,075
  - Advertising and publicity                                                     25,287        24,314
  - Taxes                                                                         21,420        13,577
  - Depreciation of bank premises and equipment                                   15,357        10,165
  - Amortization of organization expenses                                          8,001         9,046
  - Other operating expenses                                                      56,343        43,059
  - Other                                                                         30,703        22,082
                                                                              ----------    ----------
NET INCOME (LOSS) FROM FINANCIAL BROKERAGE                                        51,042        (3,117)
                                                                              ==========    ==========
MINORITY INTERESTS RESULT                                                         (7,239)       (4,285)
                                                                              ----------    ----------
MISCELLANEOUS INCOME                                                              81,818        70,269
                                                                              ----------    ----------
  - Net loss from equity investments                                               1,480           340
  - Penalty interests                                                                665           374
  - Loans recovered and allowances reversed                                        9,027        30,263
  - Other                                                                         70,646        39,292
                                                                              ----------    ----------
MISCELLANEOUS LOSSES                                                              71,552        63,600
                                                                              ----------    ----------
  - Penalty interests and charges in favor of the Argentine Central Bank               4             7
  - Loan loss provisions for miscellaneous receivables and other provisions       31,938        12,828
  - CER adjustment                                                                   138             7
  - Amortization of differences arising from court resolutions                     2,700        30,498
  - Depreciation and losses from miscellaneous assets                                779           103
  - Amortization of goodwill                                                       5,107         4,786
  - Other                                                                         30,886        15,371
                                                                              ----------    ----------
NET INCOME BEFORE INCOME TAX                                                      54,069          (733)
                                                                              ----------    ----------
INCOME TAX                                                                        17,913        17,403
                                                                              ----------    ----------
NET INCOME (LOSS) FOR THE FISCAL PERIOD                                           36,156       (18,136)
                                                                              ==========    ==========

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
            Consolidated Statement of Cash Flows and Cash Equivalents
            For the three-month period commenced January 1, 2008 and
                              ended March 31, 2008.
                     (figures stated in thousands of pesos)

                                                                               03.31.08
                                                                              ----------
CHANGES IN CASH AND CASH EQUIVALENTS (Note 22)
  - Cash at beginning of fiscal year                                           3,766,207
  - Cash at period-end                                                         3,640,763
                                                                              ----------
Decrease in cash (in constant currency)                                         (125,444)
                                                                              ==========
REASONS FOR CHANGES IN CASH (IN CONSTANT CURRENCY)
Operating activities
Net collections/(payments) for:
- Government and corporate securities                                           (119,189)
- Loans
  - To the financial sector                                                          345
  - To the non-financial public sector                                            15,385
  - To the non-financial private sector and residents abroad                     (83,551)
- Other receivables resulting from financial brokerage                           (83,493)
- Assets under financial leases                                                  (27,629)
- Deposits
  - To the financial sector                                                       (1,914)
  - To the non-financial public sector                                           (32,487)
  - To the non-financial private sector and residents abroad                     554,996
- Other liabilities from financial brokerage
  - Financing from the financial sector
    - Interbank loans - (call money loans received)                              (12,588)
  - Other (except from liabilities included in financing activities)            (161,687)
Collections related to income from services                                      402,191
Payments related to expenses for services                                        (92,713)
Administrative expenses paid                                                    (375,483)
Payment of organization and development expenses                                 (26,276)
Collection for penalty interests, net                                                661
Differences arising from court resolutions paid                                   (9,706)
Collection of dividends from other companies                                          26
Other collections related to miscellaneous profits and losses                     27,425
Net collections / (payments) for other operating activities
  - Other receivables and miscellaneous liabilities                                3,253
  - Other operating activities, net                                               12,187
Income tax and minimum presumed income tax payment                               (47,092)
                                                                              ----------
Net cash flow generated by operating activities                                  (57,339)
                                                                              ==========
Investment activities
Payments for bank premises and equipment, net                                    (15,546)
Payments for miscellaneous assets, net                                           (15,263)
Payments for equity investments                                                     (440)
                                                                              ----------
Net cash flows used in investment activities                                     (31,249)
                                                                              ==========

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
      Consolidated Statement of Cash Flows and Cash Equivalents (Continued)
            For the three-month period commenced January 1, 2008 and
                              ended March 31, 2008.
                     (figures stated in thousands of pesos)

                                                                            03.31.08
                                                                            --------
Financing activities
Net collections/(payments) for:
-    Unsubordinated negotiable obligations                                  (180,292)
-    Argentine Central Bank:
     - Other                                                                     266
-    Banks and international entities                                         87,335
-    Subordinated obligations                                                (26,066)
-    Loans from domestic financial institutions                               72,108
Distribution of dividends                                                        (40)
                                                                            --------
Net cash flows used in financing activities                                  (46,689)
                                                                            ========
Financial  results  and by  holding  of cash  and  cash  equivalents
(including interest and monetary result)                                       9,833
                                                                            --------
(Decrease) in cash, net                                                     (125,444)
                                                                            ========

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                 Notes to the Consolidated Financial Statements
         For the three-month period commenced January 1, 2008 and ended
                March 31, 2008, presented in comparative format.
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 1:   PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated Financial Statements are presented in line with the provisions of Argentine Central Bank's ("B.C.R.A.") Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences ("F.A.C.P.C.E.") and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission ("C.N.V."). The presentation of the Statement of Cash Flows and cash equivalents presented in comparative format is required by law as from September, 2008. These financial statements include the balances corresponding to Banco de Galicia y Buenos Aires
S. A.'s activities and its subsidiaries located in Argentina and abroad and they form an integral part as supplementary information along with the Bank's annual financial statements. Therefore, they must be read in conjunction with them.

These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of "F.A.C.P.C.E". In line with Argentine Central Bank's Communique "A" 3921, Decree No. 664/03 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A) established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2:   ACCOUNTING STANDARDS

The most relevant accounting standards used in preparing the consolidated financial statements are listed below:

a. Consolidation of Financial Statements

The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A. (See Note 3 to the consolidated financial statements).

Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the Argentine Central Bank regulations. For this reason, the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A.

Banco de Galicia y Buenos Aires S. A.'s consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay S. A. and Galicia (Cayman) Limited. The conversion into pesos of these subsidiaries' accounting balances was made according to the following:
a. Assets and liabilities were converted into pesos according to item b.1.
b. Allotted capital has been computed for the actually disbursed restated amounts.
c. Accumulated earnings were determined by the difference among assets, liabilities and the allotted capital.
d. Earnings for the period were determined by the difference between the accumulated earnings at the beginning of the fiscal year and the accumulated earnings at the end of the period.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (Continued)

The balances of income statement accounts were converted into pesos applying the monthly average exchange rates recorded in each month of this fiscal period.
e. Significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

b. Consistency of accounting principles
Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A., are similar to those applied by the Company (See Note 1 to the financial statements).

The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

b.1. - Foreign currency assets and liabilities
These are stated at the U.S. dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of each month.

As of March 31, 2008, December 31, 2007 and March 31, 2007, balances in U.S. dollars were converted applying the reference exchange rate (figures stated in pesos $ 3.1653, $ 3.1510 and $ 3.1007, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

b.2. - Gold bullion
Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling costs.

The procedure referred in item b.1. has been applied for conversion into local currency.

b. 3. - Government and corporate securities b.3.a. - Government securities
I) Holdings of securities in investment accounts:
These include Boden 2012 received within the scope of Sections 28 and 29 of Decree No. 905/02 recorded at their "technical value".

The same criterion was applied to holdings of such bonds used in repo transactions recorded under "Other Receivables Resulting from Financial Brokerage" and "Miscellaneous Receivables".

Had these securities been marked to market, as of March 31, 2008 and December 31, 2007, Banco de Galicia y Buenos Aires S.A' Shareholders' equity would have been reduced by approximately $ 409,983 and $ 306,460 respectively.

II) Holdings of trading securities:
These are recorded at the closing price for each class of securities at period/ fiscal year end, plus the value of amortization and interest coupons due and receivable, less estimated selling costs, when applicable.

III) Unlisted securities:
Banco de Galicia y Buenos Aires S.A. decided to participate in the exchange offered by the National Government, within the framework of the Argentine debt restructuring, and opted to exchange its holdings of "Medium-Term External Notes," Series 74 and 75, with a face value of US$ 280,471, for "Discount Bonds in Pesos" and "GDP-Linked Negotiable Securities" issued under the conditions established by Decree No. 1,735/04.

As established in that Decree, acceptance of this offer implied receiving new debt instruments for an original principal amount equal to 33.7% of the non-amortized principal as of December 31, 2001, plus past due and unpaid interest up to that date.

As of March 31, 2008 and December 31, 2007, the securities received have been recorded at the lowest of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities, and the

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (Continued)

carrying value of the securities tendered as of March 17, 2005, which was equal to the present value of the Secured Bonds' cash flows at that date.

This valuation is reduced by the amount of perceived payments and accrued interest is not recognized. As of March 31, 2008, holdings of such bonds are mainly used in repo transactions. Had these securities been marked to market, as of March 31, 2008 and December 31, 2007, Banco de Galicia y Buenos Aires S.A' Shareholders' equity would have been reduced by approximately $ 330,711 and $ 318,025 respectively.

IV) Securities issued by the Argentine Central Bank:
These are recorded at the closing listed price for each class of securities at the end of each period/ fiscal year.

Holdings of unlisted securities were valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

b.3.b. - Investments in listed corporate securities
These securities are valued at the fiscal year-end closing price, less estimated selling costs, when applicable.

b.4.- Secured loans - Decree No. 1,387/01
In accordance with the Argentine Central Bank's regulations, secured loans have been recorded at the lowest of their "present value" and "technical value". The "present value" is defined as the "net present value" of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank which, as of March 31, 2008 and December 31, 2007, was 6.5% per annum.

The "technical value" is the adjusted amount of each instrument under contractual conditions.

Banco de Galicia y Buenos Aires S.A. had recognized in the income statement the effect resulting from the application of this criterion.

As of March 31, 2008, the secured loans estimated realizable value was approximately $ 12,700 lower than their book value. The former value was obtained by calculating the present value of their future cash flow of amortization and interest, based on the market rate of debt instruments of the same issuer.

b.5. - Accrual of adjustments, interest, exchange rate differences, premiums on future transactions and variable income
For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

For lending and borrowing transactions, according to the legal and/or contractual conditions that may be applicable, the adjustment by the Stabilization Coefficient of Reference (Coeficiente de Estabilizacion de Referencia) (C.E.R) has been accrued.

b.6. -  Debt securities and Participation Certificates in Financial Trusts
Debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost increased according to their internal rate of return. Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities that stem from the financial statements of the respective trusts.

b.7. - Unlisted negotiable obligations
Holdings of these securities are valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

b.8. - Assets under financial leases
Assets under financial leases are stated at cost less accumulated amortization, adjusted by the C.E.R, where applicable.

b.9. - Equity investments
b.9.a. - In financial institutions, supplementary and authorized activities

Argentine:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (Continued)

Banco de Galicia y Buenos Aires S. A.'s equity investment in Banelco S. A. is valued under the equity method, based on this company's last financial statements available.

The rest of the companies with supplementary activities, in which Banco de Galicia y Buenos Aires S. A. has an equity investment, are valued at their acquisition cost restated as set forth in Note 1 to these financial statements, plus stock dividends.

Banco de Galicia y Buenos Aires S.A. established an allowance for impairment of value for the amount by which it is estimated that the value of the investment in Compensadora Electronica S.A. exceeds the equity method value.

b.9.b. - Equity investments
Argentine:
These are stated at their acquisition cost restated as mentioned in Note 1 to these financial statements, plus stock dividends.

An allowance for impairment of value has been established for the amount by which it is estimated that the value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Galicia Inmobiliaria S.A., Electrigal S.A., and Aguas Cordobesas S.A. exceed their equity method value. The investments in Aguas Provinciales de Santa Fe S.A. (in liquidation) and Aguas Argentinas S.A. are fully provisioned.

Foreign:
These are stated at cost, plus stock dividends recognized at their face value.

For the conversion into local currency, the procedure referred to in item b.1. above was applied.

b.10. - Bank premises and equipment and miscellaneous assets
Bank premises and equipment and miscellaneous assets have been valued at their restated cost (see Note 1 above), plus the increase in value of the real estate property derived from a technical revaluation made in 1981, less accumulated depreciation.

The depreciation of these assets is determined based on their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for the rest of assets.

The residual value of the assets, taken as a whole, does not exceed their economic utilization value.

b.11.- Other miscellaneous assets
These assets are valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated depreciations.

For those miscellaneous assets earmarked for sale, the effects of the changes in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition.

The depreciation charge for these assets is calculated following the same criterion as that mentioned in item b.10. above.

b.12. - Intangible assets
Intangible assets have been valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and Development Expenses".

Effective March 2003, the Argentine Central Bank established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25,561, Decree
No. 214/02 and supplementary regulations, must also be recorded under this caption, the amortization of which must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. (See Note 16.1 to the consolidated financial statements).

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (Continued)

Effective December 2005, through Communique "A" 4439 and supplementary ones, the Argentine Central Bank authorized those financial institutions who have granted, as from that date, new commercial loans with an average life of more than 2 years, to defer the charge to income related to the above-mentioned amortization. The maximum amount to be deferred cannot exceed 50% of the new commercial loans' growth nor 10% of the financial institutions computable regulatory capital ("RPC" as per its initials in Spanish). In addition, banks will not be able to reduce the rest of their commercial loan portfolio. This methodology will be applied until December 2008, when the balance recorded as of that date will begin to be amortized in up to 36 monthly, equal and consecutive installments.

As of March 31, 2008 and December 31, 2007, the accumulated amount of deferred amortizations is $ 211,901 and $ 179,041 respectively.

b.13. - Allowances for loan losses and provisions for contingent commitments These have been established based upon the estimated default risk of Banco de Galicia y Buenos Aires S.A. credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

b.14. - Income tax
The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with the Argentine Central Bank regulations, which do not consider the application of the deferred tax method. As of March 31, 2008, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because, as of that date, it estimated it had incurred in a tax loss.

b.15. - Minimum presumed income tax
Pursuant to Section 13 set forth in Law No. 25,063 as amended by Law No. 25,360, if the tax on minimum presumed income were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The recognition of this deferred asset and its realization stem from the ability to generate sufficient future taxable income for offsetting purposes, in accordance with projections prepared in conformity with the Argentine Central Bank regulations.

Based on the aforementioned, as of March 31, 2008, Banco de Galicia y Buenos Aires S.A. has assets for $ 267,371.
In addition to the statement made in the preceding paragraphs, as of March 31, 2008, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of $ 2,514 for the minimum presumed income tax, while as of December 31, 2007, this amount was $ 2,443.

b.16. - Severance payments
Banco de Galicia y Buenos Aires S.A. directly charges severance payments to expenses.

The amounts that the Bank may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments".

c. Differences between the Argentine Central Bank's regulations and Argentine GAAP in the Autonomous City of Buenos Aires.
The C.P.C.E.C.A.B.A passed Resolutions C.D. No. 93/05 and 42/06, which adopt Technical Pronouncements 6 to 23 issued by the F.A.C.P.C.E. as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of accounting and auditing standards 1 to 4. On December 29, 2005 and December 14, 2006, the C.N.V. approved such resolutions with certain amendments.

At the date these financial statements were prepared, the Argentine Central Bank has not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering certain valuation and disclosure criteria included in the Argentine GAAP in force in the Autonomous City of Buenos Aires.

The main differences between the Argentine Central Bank regulations and Argentine GAAP in the Autonomous City of Buenos Aires are detailed below:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (Continued)

c. 1. - Valuation criteria
c.1.a. - Accounting for income tax according to the deferred tax method
Banco de Galicia y Buenos Aires S.A. determines the income tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion based on projections prepared by Banco de Galicia y Buenos Aires S.A., would determine deferred tax assets as of March 31, 2008, amounting to $ 373,750.

c.1.b. - Valuation of assets with the non-financial public and private sectors c.1.b.1. - Domestic Secured Loans
As of March 31, 2008 and December 31, 2007, Banco de Galicia y Buenos Aires S.A. valued its holdings in Secured Loans at the lower of present or technical value, as established by the Argentine Central Bank.

Pursuant to the provisions of Resolution C.D. No.290/01 of the C.P.C.E.C.A.B.A, the restructured assets should have been valued based upon the respective market quotations of the securities exchanged as of November 6, 2001, which as from that date are considered to be the acquisition cost, if it corresponds, plus interest accrued at the internal rate of return until the closing date of each period.

As of March 31, 2008, their estimated realizable value is lower than their book value by $ 12,700 approximately.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (Continued)

c.1.b.2. - Financial reporting of effects generated by court decisions on deposits
As disclosed in Note 16.1 to the consolidated financial statements, as of March 31, 2008, Banco de Galicia y Buenos Aires S.A. records an asset for $ 284,030 under "Intangible Assets - Organization and Development Expenses", on account of the residual value of the differences resulting from compliance with court resolutions on reimbursement of deposits within the framework of Law No. 25,561, Decree No. 214/02 and supplementary regulations. Argentine GAAP admit the registration of such asset and of the corresponding allowance, based on the best estimate of the recoverable amounts.

c.1.b.3. - Compensation pursuant Sections 28 and 29 of Decree No. 905/02 of the National Executive Branch
As of March 31, 2008 and December 31, 2007, BODEN 2012 resulting from the compensation set forth by Sections 28 and 29 of Decree No. 905/02 issued by the National Executive Branch have been valued at their technical value, as stated in item b.3.a.I) above.

Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value. As of March 31, 2008, the market value of the "BODEN 2012" is approximately 85% of its technical value.

c.1.b.4. - Allowances for receivables from the non-financial public sector Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

c.1.b.5. - Discount Bonds and GDP-Linked Negotiable Securities
Pursuant to Argentine GAAP, these assets must be valued separately and at their closing price, less estimated selling costs. The above item b.3.a.III)b) states the effect resulting from the differences in the valuation criteria.

c.1.c. - Conversion of financial statements
The conversion into pesos of the financial statements of the foreign subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A.'s financial statements, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP require that:

a) the measurements in the financial statements to be converted into pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements' date; and

b) the measurements in the financial statements to be converted into pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at fiscal year-end currency, when applicable due to the application of Technical Pronouncement No.17. Quotation differences arising from conversion of the financial statements shall be treated as financial income or losses, as the case may be.

The application of this criterion does not have a significant impact on Banco de Galicia y Buenos Aires S. A.'s consolidated financial statements.

c.1.d. - Restructured loans and liabilities
Pursuant to the regulations issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. recorded restructured loans and financial obligations based on the actually restructured principal amounts plus accrued interest and capital adjustments, when applicable, minus collections or payments made.
Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (Continued)

c.2.- Presentation of Accounting Information
c.2.1. - Statement of Cash Flows and Cash equivalents - Comparative Information The Argentine Central Bank provided to replace the Statement of Cash Flows with the Statement of Cash Flows and Cash equivalents as from the accounting information corresponding to the period ended September 30, 2007. The presentation of this statement in comparative format is not mandatory until the end of the period as at June 30, 2008, inclusively.
Said criterion differs from the professional accounting standards, which require that comparative information corresponding to the same period of previous fiscal year be also presented.

NOTE 3:   BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia S. A.'s controlled companies is presented in Note 11 and Schedule C to these individual financial statements.

Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco de Galicia y Buenos Aires S.A., holds the remaining 12.50% of the capital stock and voting rights of those companies.

Sudamericana Holding S.A's results have been adapted to cover a three-month period as of December 31, 2007, for consolidation purposes. This Company's financial statements have been consolidated on a line-by-line basis with the financial statements of Galicia Retiro Cia. de Seguros S.A., Galicia Seguros S.A. (formerly known as Galicia Vida Cia. de Seguros S.A.) and Sudamericana Asesores de Seguros S.A.

Banco de Galicia y Buenos Aires S.A.'s consolidated financial statements include the assets, liabilities, and results of the controlled companies, either directly and indirectly, detailed below:

                                             As of March 31, 2008
-------------------------------------------------------------------------------------------------------------
                                                          Shares                     Percentage held in
                                              ------------------------------   ------------------------------
              Issuing company                      Class           Number      Total Capital   Possible Votes
-------------------------------------------   ---------------   ------------   -------------   --------------
Banco Galicia Uruguay S.A. (*)                Ordinary shares      2,591,600        100.0000         100.0000
Tarjetas Regionales S.A.                      Ordinary shares    207,586,358        100.0000         100.0000
Galicia Factoring y Leasing S.A.              Ordinary shares      1,889,700         99.9800          99.9800
Galicia Valores S.A. Sociedad de Bolsa        Ordinary shares        999,996         99.9900          99.9900
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes de
 Inversion                                    Ordinary shares         20,000        100.0000         100.0000
Tarjetas Cuyanas S.A.                         Ordinary shares      1,939,970         60.0000          60.0000
Tarjeta Naranja S.A.                          Ordinary shares          1,920         80.0000          80.0000
Tarjetas del Mar S.A.                         Ordinary shares      1,157,672         99.9950          99.9950
Cobranzas Regionales S.A.                     Ordinary shares          7,754         77.5400          77.5400
Galicia Pension Fund S.A.                     Ordinary shares        900,000        100.0000         100.0000
Tarjeta Naranja Dominicana S.A.
 (formerly Ancud Comercial S.A.)              Ordinary shares      1,072,360         39.9998          39.9998
Galicia (Cayman) Limited                      Ordinary shares     68,535,621        100.0000         100.0000

(*) Shares stated at face value of 1,000 Uruguayan pesos.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 3:   (Continued)

                                           As of December 31, 2007
-------------------------------------------------------------------------------------------------------------
                                                          Shares                     Percentage held in
                                              ------------------------------   ------------------------------
              Issuing company                      Class           Number      Total Capital   Possible Votes
-------------------------------------------   ---------------   ------------   -------------   --------------
Banco Galicia Uruguay S.A. (*)                Ordinary shares      2,591,600        100.0000         100.0000
Tarjetas Regionales S.A.                      Ordinary shares    207,586,358        100.0000         100.0000
Galicia Factoring y Leasing S.A.              Ordinary shares      1,889,700         99.9800          99.9800
Galicia Valores S.A. Sociedad de Bolsa        Ordinary shares        999,996         99.9900          99.9900
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes de
 Inversion                                    Ordinary shares         20,000        100.0000         100.0000

Tarjetas Cuyanas S.A.                         Ordinary shares      1,939,970         60.0000          60.0000
Tarjeta Naranja S.A.                          Ordinary shares          1,920         80.0000          80.0000
Tarjetas del Mar S.A.                         Ordinary shares      1,157,672         99.9950          99.9950
Cobranzas Regionales S.A.                     Ordinary shares          7,754         77.5400          77.5400
Galicia Pension Fund S.A.                     Ordinary shares        900,000        100.0000         100.0000
Tarjeta Naranja Dominicana S.A.
 (formerly Ancud Comercial S.A.)              Ordinary shares      1,072,360         39.9998          39.9998
Galicia (Cayman) Limited                      Ordinary shares     68,535,621        100.0000         100.0000

(*) Shares stated at face value of 1,000 Uruguayan pesos.

                                             As of March 31, 2008
-------------------------------------------------------------------------------------------------------------
                                                                               Shareholders'
              Issuing company                     Assets         Liabilities      equity         Net income
-------------------------------------------   ---------------   ------------   -------------   --------------
Banco Galicia Uruguay S.A                             561,499        420,729         140,770            2,940
Tarjetas Regionales S.A                               414,295            759         413,536           20,814
Galicia Factoring y Leasing S.A                         4,893            318           4,575              145
Galicia Valores S.A. Sociedad de Bolsa                 30,051         15,271          14,780               46
Galicia Administradora de Fondos S.A
 Sociedad Gerente de Fondos Comunes de
 Inversion                                              2,487            287           2,200               14
Tarjetas Cuyanas S.A                                  426,060        342,703          83,357            5,238
Tarjeta Naranja S.A                                 1,900,753      1,502,263         398,490           26,421
Tarjetas del Mar S.A                                   40,240         28,107          12,133             (810)
Cobranzas Regionales S.A                                2,425            953           1,472               52
Galicia Pension Fund S.A                               12,611             30          12,581              109
Tarjeta Naranja Dominicana S.A
 (formerly Ancud Comercial S.A.)                       19,959          2,347          17,612           (2,517)
Galicia (Cayman) Limited                              140,821             37         140,784            4,157

                           As of December 31, 2007 and results as of March 31, 2007
-------------------------------------------------------------------------------------------------------------
                                                                               Shareholders'
              Issuing company                     Assets         Liabilities      equity         Net income
-------------------------------------------   ---------------   ------------   -------------   --------------
Banco Galicia Uruguay S.A                             579,415        442,208         137,207           21,017
Tarjetas Regionales S.A                               393,012            290         392,722           17,731
Galicia Factoring y Leasing S.A                         4,824            393           4,431              166
Galicia Valores S.A. Sociedad de Bolsa                 36,839         22,105          14,734              164
Galicia Administradora de Fondos S.A
 Sociedad Gerente de Fondos Comunes de
 Inversion                                              2,480            295           2,185              103
Tarjetas Cuyanas S.A                                  421,700        343,581          78,119            3,928
Tarjeta Naranja S.A                                 1,869,210      1,497,140         372,070           22,167
Tarjetas del Mar S.A                                   33,593         20,650          12,943              544
Cobranzas Regionales S.A                                2,111            692           1,419              (38)
Galicia Pension Fund S.A                               12,440             24          12,416               42
Tarjeta Naranja Dominicana S.A
 (formerly Ancud Comercial S.A.)                       21,876          1,747          20,129                -
Galicia (Cayman) Limited                              136,070             60         136,010            3,468

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 3:   (Continued)

The controlled companies' financial statements were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of Banco de Galicia y Buenos Aires S.A.'s financial statements.

Banco Galicia Uruguay S.A.'s financial statements include the balances of Banco Galicia Uruguay S.A. consolidated on a line-by-line basis with those of Galicia (Cayman) Limited, in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco Galicia y Buenos Aires S.A. holds the remaining 34.6595%.

Galicia (Cayman) Limited's financial statements have been consolidated, in turn, with those of Galicia Pension Fund, in which Galicia (Cayman) Limited holds a 100% interest.

Tarjetas Regionales S. A.'s financial statements as of March 31, 2008, company in which Banco de Galicia y Buenos Aires S. A. holds 68.218548% and Galicia (Cayman) Limited holds the remaining 31.781452%, which were used for consolidation purposes, have in turn consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S. A., Tarjetas Cuyanas S. A. and Tarjetas del Mar S. A., in which Tarjetas Regionales S. A. holds a controlling interest. Percentages of direct controlling interest are as follows:

                Issuing company                     03.31.08        12.31.07
-----------------------------------------------   ------------    ------------
Tarjetas Cuyanas S.A                                    60.000%         60.000%
Tarjetas del Mar S.A                                    99.995%         99.995%
Tarjeta Naranja S.A                                     80.000%         80.000%

Tarjeta Naranja S.A.'s financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., a company in which Tarjeta Naranja S.A. holds 87.7% of the voting stock and with the financial statements of Tarjeta Naranja Dominicana S.A., a company in which Tarjeta Naranja S.A. holds 49.9998% of the voting stock as of March 31, 2008.
Furthermore, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.'s capital stock and voting rights.

NOTE 4:   MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

The percentage of the controlled companies' shareholders' equity owned by third parties has been disclosed in the Balance Sheet, under the "Minority Interests in consolidated entities or companies" caption. The result of minority interest is disclosed in the Income Statement under "Minority Interests Results".

The minority interest percentages as of March 31, 2008 and December 31, 2007 are the following:

                Issuing company                     03.31.08        12.31.07
-----------------------------------------------   ------------    ------------
Banco de Galicia y Buenos Aires S.A                    5.34081%        5.34081%
Net Investment S.A                                     0.66760%        0.66760%
Sudamericana Holding S.A                               0.66758%        0.66758%
Galicia Warrants S.A                                   0.66760%        0.66760%
Net Investment B.V                                     0.66760%        0.66760%
Galicia Retiro Cia. de Seguros S.A. (*)                0.66769%        0.66769%
Galicia Seguros S.A
 (ex Galicia Vida Cia. de Seguros S.A.) (*)            0.66780%        0.66780%
Sudamericana Asesores de Seguros S.A. (*)              0.67315%        0.67315%

(*) Minority interest determined based on the financial statements as of December 31, 2007 and September 30, 2007.

The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:

                Issuing company                     03.31.08        12.31.07
-----------------------------------------------   ------------    ------------
Galicia Valores S.A. Sociedad de Bolsa                  0.0100%         0.0100%
Galicia Factoring y Leasing S.A                         0.0200%         0.0200%
Tarjetas Cuyanas S.A                                   40.0000%        40.0000%
Tarjeta Naranja S.A                                    20.0000%        20.0000%
Tarjetas del Mar S.A                                    0.0050%         0.0050%
Cobranzas Regionales S.A                               22.4600%        22.4600%
Tarjeta Naranja Dominicana
 (formerly Ancud Comercial S.A.)                       60.0002%        60.0002%

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 5:   RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level. Computable assets to meet minimum cash requirements are cash and the checking accounts opened at the Argentine Central Bank. As regards cash, based on September 2006 position, only 67% of the average cash may be computed.

Accounts showing compliance with minimum cash requirements: as of March 31, 2008, the balances registered as computable items are as follows:

                              Item                                        $            US$          Euros (*)
-----------------------------------------------------------------   ------------   ------------   ------------
Cash held in Banco de Galicia y Buenos Aires S. A.'s subsidiaries        227,143         18,749          4,425
Cash held in valuables transportation companies and in transit           149,668         13,608          3,445
Current accounts at the Argentine Central Bank                           966,211              -              -
Demand-deposit accounts at the Argentine Central Bank                          -        173,720              -
Special escrow accounts at the Argentine Central Bank                    201,492              -              -
                                                                    ------------   ------------   ------------
Total computable items to meet minimum cash requirements               1,544,514        206,077          7,870
                                                                    ============   ============   ============

(*) Figures stated in thousands of U.S. dollars.

I) As of March 31, 2008, Banco de Galicia y Buenos Aires S. A.'s ability to dispose of the following assets was restricted as mentioned below:

a. Cash and due from banks, government securities and secured loans
The Bank has deposited $ 40,966 as a guarantee to third parties, $ 649,365 for margin requirements of repo transactions and $ 52,915 as collateral for transactions carried out at the Rosario Futures Exchange (Rofex). Furthermore, secured loans for $ 304 are prevented from using as a result of a court order.

b. Special escrow accounts
Special escrow accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of March 31, 2008 amounted to $ 201,064.

c. Deposits in favor of the Argentine Central Bank
- Unavailable deposits related to foreign exchange transactions for $ 533.
- Securities held in custody to act as register agent and book-entry mortgage securities held in custody for $ 1,640.

d. Equity investments
The item "Equity Investments" includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

- Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.
- Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

Banco de Galicia y Buenos Aires S.A., in its capacity as shareholder of the concessionaire companies, had guaranteed the compliance with certain obligations arising from the concession contracts entered into by Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A (in liquidation), and Aguas Cordobesas S.A.

In addition, Banco de Galicia y Buenos Aires S.A., as well as the other shareholders, had committed, under certain circumstances, to provide financial support to those companies if they were unable to honor the commitments they had undertaken with international financial institutions. It is worth mentioning that, as of March 31, 2008, only the commitments related to Aguas Cordobesas S.A. are still in force.

Aguas Cordobesas S.A.: Banco de Galicia y Buenos Aires S.A., as a shareholder and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 5:   (Continued)

Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by said Bank.

Aguas Provinciales de Santa Fe S.A. (in liquidation): the Shareholders' Meeting of Aguas Provinciales de Santa Fe S.A. (in liquidation), held on January 13, 2006, approved the early dissolution and liquidation of said company.

Banco de Galicia y Buenos Aires S.A. voted against this decision because it deemed it was contrary to the corporate interests, and requested to call for a new Meeting to reactivate and capitalize this Company, thus allowing its continuity.

On January 31, 2006, Decree No. 243 issued by the government of the Province of Santa Fe terminated the concession contract alleging the concessionaire's fault. This situation resulted from the Company's dissolution decided by the majority shareholders during the abovementioned Shareholders' Meeting.

Since March 2006, Banco de Galicia y Buenos Aires S.A. has fully provisioned its credits against this company.

Aguas Argentinas S.A.: after a long negotiation process, on March 21, 2006, the National Executive Branch decided to rescind the concession contract with Aguas Argentinas S.A., on the grounds of the concessionaire's fault.

As a result of this measure, Aguas Argentinas S.A. went into default and requested to file for reorganization proceedings under the provisions of Section 5 and subsequent sections of Law No. 24,522.

On March 9, 2006 Banco de Galicia y Buenos Aires S.A. cancelled the commitments undertaken with international financial institutions by purchasing the credits these institutions held against Aguas Argentinas S.A., thus extinguishing the guarantees granted in connection with those loans. The acquisition price was approximately 25% lower than the guaranteed amount.

As from June 2006, a provision for the total interest in said Company has been recognized. For the remaining credits, the provisions corresponding to the debtor's status in accordance with the applicable regulations have been established.

e. Guarantees granted for direct obligations
As of March 31, 2008, Banco de Galicia y Buenos Aires S.A. has recorded $ 114,634 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by the IFC.
As collateral for the requested funds, Banco de Galicia y Buenos Aires S. A. used BODEN 2012 for a face value of US$ 110,000, through the Argentine Central Bank, to the Subsecretaria de la Micro, Pequena y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Small and Medium Companies. As of March 31, 2008, the balance of secured loans was $ 96,997.
As of December 31, 2007, the total amount of restricted assets for the aforementioned items was $ 1,131,075.

II) As of March 31, 2008, the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets of its subsidiaries was restricted as follows:

a. Galicia Valores S.A. Sociedad de Bolsa:
As of March 31, 2008 and December 31, 2007, this Company holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance covering its transactions for $ 6,450.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 5:   (Continuacion)

b. Tarjetas Cuyanas S.A.:
As of March 31, 2008 and December 31, 2007, the company's ability to dispose of time deposits for $530 and $80 was restricted because these amounts were earmarked as guarantee for two collection agreements signed with the Revenue Board of the Province of Mendoza (Direccion General de Rentas de la Provincia de Mendoza) and Telefonica de Argentina, respectively.

c. Tarjeta Naranja S.A.
Attachments in connection with lawsuits have been levied on current account deposits for $ 398. Furthermore, Tarjeta Naranja S.A. has paid $ 350 as guarantees regarding certain tax issues. These amounts shall not be available until such issues are resolved.

d. Banco Galicia Uruguay S.A.:
Under a fixed pledge agreement signed on July 24, 2003, and registered with the Registry of Property-Personal Property-Pledges Division of Montevideo-Uruguay, on August 5, 2003, Galicia Uruguay S.A.'s credit rights against all of its debtors have been pledged in favor of the holders of the transferable time-deposit certificates and/or negotiable obligations issued in compliance with the debt restructuring plan approved.

III) As of March 31, 2008, the Bank's ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below:

On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, the above-mentioned Company made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank. Said deposit has been pledged in favor of such Bank, as collateral for compliance with regulations governing the activities carried out by securities agents.

NOTE 6:   GOVERNMENT AND CORPORATE SECURITIES

Government and corporate securities listed below were classified pursuant to the Argentine Central Bank regulations: As of March 31, 2008 and December 31, 2007, holdings of government and corporate securities were as follows:

                                                                 03.31.08       12.31.07
                                                               ------------   ------------
Government Securities
Listed
Recorded at market value
Trading securities
  - Government bonds                                                  1,722         38,991
                                                               ------------   ------------
Total trading securities                                              1,722         38,991
                                                               ------------   ------------
- From repo transactions with the B.C.R.A
  - Argentine Discount Bond (DICA)                                  150,356              -
                                                               ------------   ------------
- Total securities from repo transactions with the B.C.R.A          150,356              -
                                                               ------------   ------------
Recorded at cost after amortization
In investment accounts
  - Government bonds (Boden 2012)                                 1,226,206      1,303,437
  - Other                                                             2,008              -
                                                               ------------   ------------
Total securities in investment accounts                           1,228,214      1,303,437
                                                               ------------   ------------
Securities issued by the Argentine Central Bank
  - Listed securities                                               196,850        329,518
  - Unlisted securities                                             230,102         19,239
                                                               ------------   ------------
Total securities issued by the Argentine Central Bank               426,952        348,757
                                                               ------------   ------------
Unlisted
  - Government bonds (Discount)                                       8,924          1,872
                                                               ------------   ------------
Total unlisted securities                                             8,924          1,872
                                                               ------------   ------------
Total government securities                                       1,816,168      1,693,057
                                                               ------------   ------------
Corporate Securities
  - Corporate stock                                                     106              5
  - Mortgage-backed securities                                            -            968
                                                               ------------   ------------
Total corporate securities                                              106            973
                                                               ------------   ------------
Total government and corporate securities                         1,816,274      1,694,030
                                                               ============   ============

NOTE 7:   LOANS

The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:
a. Loans to the non-financial public sector: they are primarily loans to the National Government and to provincial governments.
b. Loans to the financial sector: they represent loans to Banks and local financial institutions.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

c. Loans to the non-financial private sector and residents abroad: they include the following types of loans:

-   Advances: short-term obligations issued in favor of customers.

-   Promissory notes: endorsed promissory notes, factoring.

- Mortgage loans: loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.

- Pledge loans: loans in which a pledge is granted as collateral, as an integral part of the loan instrument.

-   Credit card loans: loans granted to credit card holders.

- Personal loans: loans to natural persons. Other: this item primarily involves export prefinancing loans and short-term placements in banks abroad.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, Banco de Galicia must disclose the type of collateral established on the applicable loans to the non-financial private sector.

As of March 31, 2008 and December 31, 2007, the classification of the loan portfolio was as follows:

                                                            03.31.08        12.31.07
                                                          ------------    ------------
Non-financial public sector                                  1,302,362       1,265,466
Financial sector                                               142,124         110,028
Non-financial private sector and residents abroad           11,167,103      10,654,142
  - With preferred guarantees                                1,372,666       1,289,818
  - With other collateral                                    2,001,987       1,864,482
  - With no collateral                                       7,792,450       7,499,842
                                                          ------------    ------------
Subtotal                                                    12,611,589      12,029,636
Allowance for loan losses                                     (460,870)       (428,607)
                                                          ------------    ------------
Total Income                                                12,150,719      11,601,029
                                                          ============    ============

Said loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

NOTE 8:   EQUITY INVESTMENTS

As of March 31, 2008 and December 31, 2007, the breakdown of "Equity Investments" was a follows:

                                                            03.31.08        12.31.07
                                                          ------------    ------------
In financial institutions and supplementary and
 authorized activities
  - Banco Latinoamericano de Exportaciones S. A                  1,569           1,562
  - Banelco S.A                                                  9,255           7,852
  - Mercado de Valores de Buenos Aires S. A                      8,143           8,141
  - Visa Argentina S.A                                             951             951
  - Other                                                        2,384           2,429
                                                          ------------    ------------
Total equity investments in financial institutions,
 supplementary and authorized activities                        22,302          20,935
                                                          ------------    ------------
In non-financial institutions
  - AEC S.A                                                     11,095          10,656
  - Aguas Argentinas S.A                                        23,370          23,370
  - Aguas Cordobesas S.A                                         8,911           8,911
  - Aguas Provinciales de Santa Fe S. A                         10,771          10,771
  - Electrigal S.A                                               5,455           5,455
  - Other                                                        5,113           5,049
                                                          ------------    ------------
Total equity investments in non-financial institutions          64,715          64,212
                                                          ------------    ------------
Allowances                                                     (41,275)        (41,357)
                                                          ------------    ------------
Total equity investments                                        45,742          43,790
                                                          ============    ============

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 9:   INTANGIBLE ASSETS - GOODWILL

The following table shows the breakdown of goodwill per activity as of March 31, 2008 and December 31, 2007, respectively:

                                                    03.31.08        12.31.07
                                                  ------------    ------------
In banks                                                45,234          47,932
Companies issuing regional credit cards                  7,924          10,334
                                                  ------------    ------------
Total Income                                            53,158          58,266
                                                  ============    ============

NOTE 10:  TRUST ACTIVITIES

a) Trust contracts for purposes of guaranteeing compliance with obligations:
Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver Banco de Galicia y Buenos Aires S.A., amounts as fiduciary property, to be invested according to the following detail:

                                               Balance of Trust
                                                     Fund
                                               ----------------   Maturity Date
Date of Contract            Trustor                    $               (1)
----------------   -------------------------   ----------------   -------------
    12.29.05       Tecsan - Benito Roggio                    14      04.28.11
    06.16.06       La Nacion                                 23      05.31.08
    04.10.07       Sullair                                   90      12.31.10
    10.25.07       Argensun                                 520      01.31.09
    02.12.08       Sinteplast                                55      01.28.13

(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial trust contract:
Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

                                                     Balance of Trust Fund
                                               --------------------------------
Date of Contract            Trustor                    $               US$        Maturity Date
----------------   -------------------------   ----------------   -------------   -------------
    03.10.05       Grobo I                                  738               -    12.31.08 (3)
    07.13.05       Rumbo Norte I                          4,906             287    07.13.11 (3)
    10.12.05       Hydro I                               25,487               -    09.05.17 (2)
    05.02.06       Prosion I                                  8              32    06.15.09 (3)
    08.10.06       Faid 2006/07                           1,848               -    06.30.08 (3)
    11.24.06       Radio Sapienza IV                      1,453               -    11.12.09 (3)
    12.05.06       Faid 2011                             71,033               -    02.28.12 (3)
    12.06.06       Gas I                                496,952               -    10.28.14 (3)
    01.11.07       Saturno IV                             2,290               -    07.15.08 (3)
    03.02.07       Agro Nitralco                          5,254               -    08.29.08 (3)
    03.29.07       Saturno V                              6,510               -    09.15.08 (3)
    05.11.07       Radio Sapienza V                       4,677               -    08.12.10 (3)
    06.08.07       Saturno VI                            18,833               -    11.15.08 (3)
    07.26.07       Fideicheq                                 27               -    05.31.08 (3)
    09.05.07       Saturno VII                           32,182               -    02.15.09 (3)
    11.09.07       Tarjetas del Mar III                  14,122               -    09.27.08 (3)
    11.22.07       Radio Sapienza VI                     15,149               -    01.12.11 (3)
    01.17.08       Saturno VII                           28,756               -    08.15.09 (3)
    03.19.08       Saturno IX                             5,840               -    04.15.10 (3)

(2) These amounts shall be released monthly until redemption of debt securities.
(3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 11:  NEGOTIABLE OBLIGATIONS

Global programs for the issuance of Negotiable Obligations which are outstanding are as follows:

 Authorized                                                Term of         approval by          Approval by
 Amount (*)         Class of Negotiable Obligations        Program    Shareholders' Meeting        C.N. V.
-------------  -----------------------------------------   --------   -----------------------  --------------
US$ 2,000,000  Ordinary negotiable obligations, not        5 years    09.30.03 confirmed on    Resolution No.
               convertible into shares, subordinated or               04.27.06                 14,708 dated
               not, secured or unsecured.                                                      12.29.03

 US$ 342,500   Ordinary negotiable obligations, not        5 years    04.28.05 confirmed on    Resolution No.
               convertible into shares, subordinated or               04.26.07                 15,228 dated
               not, to be adjusted or not, secured or                                          11.04.05
               unsecured.

(*) Or its equivalents in other currencies

Banco de Galicia y Buenos Aires S. A. has the following Negotiable Obligations outstanding issued under the first global program:

                                                                            Book value (*)
                      Residual face                                               $
                          value                                         ----------------------
 Date of             as of 03.31.08                                       As of       As of     Issuance authorized
Issuance   Currency        US$               Class       Term    Rate    03.31.08    12.31.07      by the C.N.V.
---------  --------  ---------------      ------------  ------  ------  ----------  ----------  -------------------
05.18.04     US$            302,133          Simple       (1)     (2)      965,952     965,984      12.29.03 and
                                                                                                      04.27.04

05.18.04     US$            136,812          Simple       (3)     (4)      440,295     561,051      12.29.03 and
                                                                                                      04.27.04

05.18.04     US$            265,869 (**)  Subordinated    (5)     (6)      857,936     855,257      12.29.03 and
                                                                                                      04.27.04

(*) Includes principal and interest, net of expenses.
(**) This amount includes US$ 47,657 of the capitalization of interest services due between July 1, 2004 and January 1, 2008, inclusively on the account of the payment-in-kind (by means of Negotiable Obligations Due 2019).
The net proceeds of the above-mentioned issues of Negotiable Obligations were used to refinance the foreign debt in accordance with Section 36 of the Law on Negotiable Obligations, the Argentine Central Bank regulations and other applicable regulations.
(1) The residual principal of the Negotiable Obligations Due 2014 (93.74%) shall be amortized semi-annually, beginning January 1, 2010, in installments equal to 11.11% of the original principal amount, until their maturity date on January 1, 2014, when the remaining 4.86% of the original principal amount is due. As of March 31, 2008 and December 31, 2007, Grupo Financiero Galicia S.A. had no Negotiable Obligations Due 2014.
(2) Interest shall accrue as from January 1, 2004, at a 3% annual fixed rate, which rate shall be increased by 1% each year until an annual rate of 7% is reached as from January 1, 2008 up to but not including January 1, 2014.
(3) The principal of the Negotiable Obligations Due 2010 shall be amortized semi-annually, beginning July 1, 2006, in installments equal to 12.5% of the original principal amount, until their maturity date on January 1, 2010 .
(4) The interest rate established for the period July 1, 2007 - December 31, 2007 is 8.88% (6-month Libor: 5.38% plus 3.5%).
(5) These obligations shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all negotiable obligations due in 2014 and 2010 have been fully repaid.
(6) Interest on Negotiable Obligations Due 2019 shall be payable in cash and in additional Negotiable Obligations Due 2019, semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2004. Negotiable Obligations Due 2019 shall accrue interest payable in cash at an annual fixed rate of 6%, as from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate will increase to 11% per annum as from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the Negotiable Obligations Due 2019, unless they are previously redeemed. Interest payable in kind (by means of negotiable obligations due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019. As of March 31, 2008 and December 31, 2007, Grupo Financiero Galicia S.A. had no Negotiable Obligations Due 2019.

As of March 31, 2008, Banco de Galicia y Buenos S.A.'s holdings of Negotiable Obligations due 2010 and 2014 are for an amount of $ 1,664 and $ 61,187, respectively.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 11:  (Continued)

Banco de Galicia y Buenos Aires has not issued Negotiable Obligations under the second global program.

Furthermore, as of March 31, 2008, Banco de Galicia y Buenos Aires S.A. holds past due Negotiable Obligations, the holders of which have not tendered to the restructuring offer as follows:

                                                                            Book value (*)
                      Residual face                                               $
                          value                                         ----------------------
 Date of             as of 03.31.08                                       as of       as of     Issuance authorized
Issuance   Currency        US$            Class        Term      Rate    03.31.08    12.31.07      by the C.N.V.
---------  --------  ---------------   ------------  --------   ------  ----------  ----------  -------------------
11.08.93      US$         3,622           Simple     10 years     9.00%     18,086      18,826       10.08.93

(*) This amount includes principal and interest.

In accordance with the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations, the net proceeds of the negotiable obligations were applied to grant loans to domestic companies to finance investments in physical assets in Argentina, working capital or to restructure liabilities, consumer loans and mortgage loans to finance housing construction, or to acquire interest in domestic companies' capital stock and other uses envisaged by current regulations.

b) Companies controlled by Banco de Galicia y Buenos Aires S.A. - Issuance of Negotiable Obligations

In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following negotiable obligations outstanding:

a) Banco Galicia Uruguay S.A.

As of March 31, 2008 and December 31, 2007:

                  Residual face value
Date of Issuance          US$                Term      Rate
----------------  -------------------      ---------  ------
    10.17.06                   29,814 (*)   5 years        2%
    08.31.03                    8,878       9 years        7%
    08.31.03                      275       5 years        2%

(*) In addition, Grupo Financiero Galicia S.A. holds Negotiable Obligations issued on 10.17.06 for a FV of US$ 833.

b) Tarjetas Regionales S.A.

As of the date of these financial statements, the companies controlled by Tarjetas Regionales S.A. have the following programs of issuance and series of negotiable obligations outstanding, issued in order to finance their operations:

Tarjeta Naranja S.A.

Authorized amount                                       Term of    Date of approval by    Approval by
       (*)          Class of Negotiable Obligations     Program   Shareholders' Meeting      C.N.V.
-----------------  ----------------------------------  ---------  ---------------------  --------------
   US$ 350,000     Simple negotiable obligations, not   5 years          10.31.07        Resolution No.
                   convertible into shares                                               15,785 dated
                                                                                         11.16.07

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 11:  (Continued)

(*) The Company's Shareholders' Meeting held on July 14, 2005 authorized the constitution of a Global Program to issue Negotiable Obligations for a maximum outstanding amount of US$ 50,000 to be placed by means of a public offering. The Shareholders' Meeting held on March 3, 2006, in turn, authorized to increase the amount of said Global Program of Negotiable Obligations in US$ 100,000, thus resulting in a total maximum amount of US$ 150,000. Later, the Company's Shareholders' Meeting held on October 31, 2007 approved to extend said Program's amount up to a maximum outstanding amount of US$ 350,000 or an equivalent amount in any other currency.

The Company has the following Negotiable Obligations outstanding issued under this Global Program:

                                                                                         Book value       Issuance
             Currency                                                                      $ (*)         authorized
 Date of       and                                             Maturity              ------------------    by the
Issuance      class         Amount         Type       Term       date       Rate     03.31.08  12.31.07    C.N.V.
----------  ----------  ---------------  --------  ---------  ----------  ---------  --------  --------  ----------
06.14.06     US$ (1)      US$ 26,000      Simple   30 months   12.14.08    Annual      40,075    40,075   05.11.06
               II          that, as                                        nominal
                         specified by                                     fixed at
                        the terms and                                        17%
                        conditions of
                             the
                         securities,
                             were
                          converted
                        into $ 80,150

11.29.06     US$ (2)     US$ 100,000      Simple   60 months   11.29.11    Annual     307,900   307,900   11.08.06
                IV        that, as                                         nominal
                         specified by                                     fixed at
                        the terms and                                       15.5%
                        conditions of
                             the
                         securities,
                             were
                          converted
                        into $ 307,900

09.10.07     US$ (3)      US$ 11,500      Simple   360 days    09.04.08    Annual      36,570    36,340   08.27.07
                V                                                          nominal
                                                                          fixed at
                                                                            8.25%

(*) It corresponds to principal amount outstanding as of the indicated dates.
(1) The Company issued and placed Class II Negotiable Obligations for a total amount of US$ 26,000, which, as specified by the terms and conditions of the securities, was converted into $ 80,150 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.
(2) The Company issued and placed Class IV Negotiable Obligations for a total amount of US$ 100,000, which, as specified by the terms and conditions of the securities, was converted into $ 307,900 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.
(3) The Company issued and placed Class V Negotiable Obligations for a total amount of US$ 11,500, which, as specified by the terms and conditions of the securities, was converted into $ 36,570 as of the fiscal year end and shall be payable in US dollars.

Tarjetas Cuyanas S.A.

Authorized amount                                       Term of    Date of approval by    Approval by
    US$(*)          Class of Negotiable Obligations     Program   Shareholders' Meeting      C.N.V.
-----------------  ----------------------------------  ---------  ---------------------  --------------
   US$ 80,000      Simple negotiable obligations,       5 years         03.22.07         Resolution No. 15,627
                   not convertible into shares                                           dated 05. 02.07.

(*) The Company's Shareholders' Meeting held on October 21, 1999 authorized the creation of a Global Program to issue Negotiable Obligations for a maximum outstanding amount of US$ 35,000 to be placed by means of a public offering. The Shareholders' Meeting held on March 22, 2007, in turn, authorized to increase the amount of said Global Program of Negotiable Obligations in US$ 45,000, thus resulting in a total maximum amount of US$ 80,000.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 11:  (Continued)

The Company has the following Negotiable Obligations outstanding issued under this Global Program:

                                                                                   Book value         Issuance
                                                                                      $ (*)          authorized
 Date of                      Residual face                                  ----------------------   by the
Issuance   Currency  Series       value          Class      Term     Rate     03.31.08    12.31.07     C.N.V.
---------  --------  ------  ---------------  ----------  --------  -------  ----------  ----------  ----------
06.14.07    US$(1)    XVIII     US$ 65,000        (A)     5 years   Annual      198,213     197,855   05.24.07
                                 that, as                           nominal                             and
                               specified by                         at 12%                            06.14.07
                              the terms and
                              conditions of
                                   the
                               securities,
                                   were
                                converted
                              into $ 200,064

(*) It corresponds to principal amount outstanding as of the dates mentioned.
(A) Simple.
(1) The Company issued and placed Series XVIII Negotiable Obligations for a total amount of US$ 65,000, which, as specified by the terms and conditions of the securities, was converted into $ 200,064 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.

NOTE 12:  MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.
Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirement established by the Law Governing Commercial Companies, which amounts to $ 12.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of bank premises and equipment and miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of March 31, 2008 and December 31, 2007, minimum capital requirements were as follows:

                                                  Computable capital as a % of
   Date     Capital required  Computable capital     the capital requirement
----------  ----------------  ------------------  ----------------------------
 03.31.08          1,511,632           2,408,878                        159.36
 12.31.07          1,302,827           2,357,135                        180.92

Furthermore, non-compliance of the regulations on immaterial credit limits has been recorded which, in turn, generated an increase in the minimum capital required to cover credit risk.

NOTE 13:  CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24,485 and Decree No. 540/95 established the constitution of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1,127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos and/or in foreign currency.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it.

NOTE 13:  (Continued)

Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund ("FGD"), which is managed by a company called Seguros de Depositos S.A. (SEDESA). SEDESA's shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

As from January 1, 2005, the Argentine Central Bank set this contribution at 0.015% per month.

NOTE 14:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

In the case of Banco de Galicia y Buenos Aires S.A., the Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve. This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock.

If this reserve is reduced by any reason, no profits can be distributed until its total refund.
The Argentine Central Bank set rules for the conditions under which financial entities can make the distribution of profits.

According to the new scheme, profits can be distributed as long as results are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Retained Earnings: the difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amount of the asset representing the losses from lawsuits related to deposits and any adjustments required by the external auditors or the Argentine Central Bank not having been recognized.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e with the calculation of minimum capital requirements and the regulatory capital. To these purposes, this shall be done by deducting from its assets and Retained Earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments subject to be computed as computable regulatory capital (RPC) pursuant to Communique "A" 4576.

In addition, in such calculation, a financial institution shall not be able to compute the temporary reductions in the capital required to cover the exposure to the public sector (governed by the "alfa 1" coefficient) that are currently in effect, as well as any other regulatory forbearance that the Argentine Central Bank may provide that affects minimum capital requirements, computable regulatory capital or a financial institution's capital adequacy, and the amount of profits that it wishes to distribute.

As of March 31, 2008, the adjustments which shall be made to Banco de Galicia y Buenos Aires S.A.'s Retained Earnings are as follows:

     - The positive difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price: $ 1,056,851.
     - The amount of the assets representing losses from lawsuits related to deposits: $ 284,030.

Distribution of profits shall require the prior authorization of the Argentine Central Bank, which intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

Loan agreements entered into by Banco de Galicia y Buenos Aires S.A. as part of its foreign debt restructuring limit the Bank's ability to directly or indirectly declare or pay dividends, or make distributions in relation to shares of capital stock, except for stock dividends or distributions. It was also established that such restriction shall not apply to dividends paid to said Entity by a consolidated subsidiary.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 14:  (Continued)

Notwithstanding the above-mentioned, those agreements contemplate that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if: "(i) no default or event of default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or less than fifty percent (50%) of the amount of originally issued total Senior Debt; and (iii) the Bank were to repay two U.S. dollars (US$ 2) of Long-Term Debt principal for each U.S. dollar (US$ 1) paid as dividends."

The shareholders of Tarjeta Naranja S.A. ratified the decision made by the Board of Directors and set forth the following policy for the distribution of dividends: a) to keep under Retained Earnings, those retained earnings corresponding to fiscal years prior to 2005 and, therefore, not to distribute them as dividends, and b) to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year as from fiscal year 2005 onwards. These restrictions shall remain in force as long as the Company's shareholder's equity is below $ 300,000.

Also, the Company agreed, pursuant to the terms and conditions of the Class II and IV Negotiable Obligations, not to distribute profits exceeding 50% of net income accrued during the fiscal year closest to the distribution date, for which financial statements are available.

NOTE 15:  NATIONAL SECURITIES COMMISSION

Resolution No. 368/01
As of March 31, 2008, Banco de Galicia y Buenos Aires S.A.' shareholders' equity exceeds that required by Resolution No. 368/01, Chapter XIX, items 4 and 5 of the C.N.V. to act as an over-the-counter broker. Furthermore, in compliance with
Section 32 of Chapter XI of that Resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA AHORRO PESOS," "FIMA RENTA PLUS," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS LIQUIDADO," "FIMA NUEVO RENTA EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," "FIMA PREMIUM" and "FIMA OBLIGACIONES NEGOCIABLES," as of March 31, 2008, Banco de Galicia y Buenos Aires S.A. holds a total of 704,179,079 units under custody for a market value of $ 814,902, which is included in the "Depositors of Securities held in Custody" account. As of December 31, 2007, the securities held in custody by the Bank totaled 590,129,238 units and their market value amounted to $ 616,953.

NOTE 16:  ISSUES DERIVED FROM THE SYSTEMIC CRISIS OF LATE 2001

16.1 - Deposits with the financial system - Legal actions requesting protection of constitutional guarantees
As a result of the provisions of Decree No. 1,570/01, Law No. 25,561, Decree No. 214/02 and concurrent regulations, and as a consequence of the restrictions on cash withdrawals and of the measures that established the pesification and restructuring of foreign-currency deposits, as from December 2001, a significant number of claims have been filed against the National State and/or financial institutions, formally challenging the emergency regulations and requesting prompt payment of deposits in their original currency. Most lower and upper courts have declared the emergency regulations unconstitutional.

The difference between the amounts paid as a result of court orders and the amount resulting from converting deposits at the $ 1.40 per U.S. dollars exchange rate, adjusted by the CER and interest accrued up to the payment date, which amounted to $ 716,567 and $ 706,860 as of March 31, 2008 and December 31, 2007, respectively, has been recorded under "Intangible Assets". Residual values as of said the same dates total $ 284,030 and $ 277,024, respectively. Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make claims, at suitable time, in view of the negative effect caused on its financial condition by the reimbursement of deposits originally denominated in US dollars, pursuant to orders issued by the Judicial Branch, either in U.S. dollars or in pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the National Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, set forth by the Argentine Central Bank regulations, does not affect its existence or legitimacy. To such effect, the Entity has reserved the corresponding rights.

NOTE 16:  (Continued)

On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested the National Executive Branch, with a copy to the Ministry of Economy ("MECON") and to the Argentine Central Bank, the payment of due compensation for the losses incurred that were generated by the "asymmetric pesification" and especially for the negative effect on

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

its financial condition caused by final court decisions. Banco de Galicia y Buenos Aires S.A. has reserved its right to further extend such request in order to encompass losses made definitive by new final judgments.

On December 27, 2006, the Argentine Supreme Court of Justice (the "Supreme Court") ruled on the case named "Massa c/ Estado Nacional y Bank Boston" and decided that the sued bank should fulfill its obligation to reimburse a deposit made in U.S. dollars subject to emergency regulations, paying the original amount converted into pesos at the exchange rate of $ 1.40 per U.S. dollar, adjusted by the CER until the payment day, with a 4% annual interest and calculating the amounts paid based on preliminary injunctions or other reasons such as payments on account.

Moreover, in the Kujarchuck case (August 2007), the Supreme Court established a calculation method for partial payments, thus ratifying the criteria held by most of the courts of law since the Massa's ruling.

On March 20, 2007 Supreme Court of Justice ruled, on the case named "EMM S.R.L. c/ Tia S.A.", that Decree No. 214/02 did not apply to judicial deposits, and that such deposits must be reimbursed to the depositors in their original currency.

It is expected that said decisions by the Supreme Court of Justice would be strongly followed in similar cases to be heard by the lower courts.

Banco de Galicia y Buenos Aires S.A. keeps addressing court decisions gradually on a case-by-case basis in accordance with the individual circumstances of each case. Management continuously monitors and analyzes the implications of such ruling for similarly situated cases. Banco de Galicia y Buenos Aires S. A. records liabilities for $ 56,967 on account of the amounts pending settlement as result of the cases still unresolved. The possible difference that may arise from the amount ordered by the courts and the amount recorded by Banco de Galicia y Buenos Aires S.A. shall be registered as stated for by the Argentine Central Bank's regulations under Intangible Assets, and shall be amortized in 60 months. As a consequence of the above, and due to the information available at the date of these financial statements, Banco de Galicia y Buenos Aires
S.A's management considers that the effects derived from these situations would not significantly affect the Bank's shareholders' equity.

It is worth mentioning that during the previous fiscal year, as well as in the current one, Banco de Galicia y Buenos Aires S.A. has noticed that the number of legal actions filed by customers requesting the reimbursement of deposits in their original currency has decreased significantly. This implies that the risk that this problem may get worse in the future has been mainly reduced.

With respect to judicial deposits that were pesified, the Argentine Central Bank provided that, as from July 2007, institutions should establish an allowance equal to the difference that arises from the balance of deposits recorded at each month-end in their original currency and the balance in pesos that was recorded in the books. This allowance, established as of March 31, 2008 and charged to Income, amounts to $ 1,731.

16.2 - Claims due to foreign exchange differences arising from the repayment of financial assistance during foreign-exchange market holidays in January 2002. During December 2001, Banco de Galicia y Buenos Aires S.A. received financial assistance in pesos from the Argentine Central Bank to face a temporary liquidity shortage. This financial assistance was repaid by using the funds, in U.S. dollars, provided by the Bank Liquidity Fund, on January 2 and 4, 2002.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 16:  (Continued)

On the day those funds were credited, the Argentine Central Bank had declared a foreign-exchange market holiday.

On January 6, 2002, before the market was reopened, Law No. 25,561 was enacted, which repealed the convertibility system and established a new exchange rate of $1.40 per U.S. dollar. As a result of the aforementioned regulations, during the foreign-exchange market holiday, no foreign currency could be traded.

Consequently, the funds in U.S. dollars credited by the Bank Liquidity Fund on January 2 and 4, 2002, remained in U.S. dollars until the reopening of the market.

On that date, and in accordance with the regulations in force, the U.S. dollar was sold at $1.40.

Therefore, when the Argentine Central Bank applied US$ 410,000 to the payment by Banco de Galicia y Buenos Aires S.A. of the financial assistance granted, it should have cancelled US$ 410,000 per $1.40, that is, the amount of $ 574,000, and not only $ 410,000.

This has infringed the guarantee of inviolability of private property and equal treatment before the law.
Banco de Galicia y Buenos Aires S.A. considers that the $ 164,000 difference will have to be reimbursed to the Bank, dated January 2002, or that an equivalent restoration of its equity should be considered. The Bank has a claim outstanding to the Argentine Central Bank to recover the above-mentioned amount. Such right has not been accounted for in these financial statements.

16.3 - Situation of Banco Galicia Uruguay S.A.
Banco Galicia Uruguay S.A., after having been affected by the economic crisis of late 2001, in December 2002 restructured its deposits with a high degree of participation by its depositors. Subsequently, it implemented various voluntary exchanges of restructured deposits, which allowed it to significantly reduce such liabilities.

The Uruguayan authorities resolved to maintain the authorization to operate granted to Banco Galicia Uruguay S.A. by the Executive Branch and withdraw the authorization to act as a commercial bank.

As of March 31, 2008, the principal amount of the restructured liabilities (time deposits and negotiable obligations) was $ 253,075, and Galicia Uruguay had settled the installments corresponding to the payment schedule. As of such date, Shareholders' equity amounts to $ 140,207 and it is estimated that the cash flows of this company's assets (mainly credits) shall exceed, in all of the payment periods of the restructuring agreement, the obligations resulting from such agreement.
On February 22, 2007, through Resolution D/74/2007, the Central Bank of Uruguay decided to lift the intervention of Banco Galicia Uruguay S.A., thus reinstating its authorities.

NOTE 17:  SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustee outstanding at fiscal year-end:

                                                                                               Book value of securities
                               Estimated                                                         held in own portfolio
                   Creation     maturity                      Trust assets     Portfolio     ----------------------------
Name                 Date        Date          Trustee                        transferred       03.31.08        12.31.07
----------------  ----------  -----------  ----------------  --------------  --------------  -------------  -------------
Galtrust I         10.13.00    10.10.15       First Trust       Loans to
                                              of New York      provincial
                                                 N.A.         governments      US$ 490,224      613,080        600,909
                                                                 (Bogar)          (*)

Galtrust II        12.17.01    12.10.10       First Trust       Mortgage
                                              of New York        loans         US$ 61,191        8,342          8,146
                                                 N.A.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 16:  (Continued)

                                                                                               Book value of securities
                               Estimated                                                         held in own portfolio
                   Creation     maturity                      Trust assets     Portfolio     ----------------------------
Name                 Date        Date          Trustee                        transferred       03.31.08        12.31.07
----------------  ----------  -----------  ----------------  --------------  --------------  -------------  -------------
Galtrust V         12.17.01    01.10.16       First Trust       Mortgage
                                              of New York        loans         US$ 57,573       16,237         16,854
                                                 N.A.

Galicia            04.16.02    05.06.32         Bapro           Secured
                                              mandatos y         loans          $ 108,000       67,752         65,347
                                               negocios

Creditos           08.17.05    03.15.15        Deustche         Mortgage
Inmobiliarios                                  Bank S.A.        loans           $ 91,000        20,689         20,313
Galicia I

Creditos
Inmobiliarios      10.12.05    12.12.15        Deustche         Mortgage
Galicia II                                     Bank S.A.        loans          $ 150,000        48,511         47,493

Galicia Prendas    07.03.06    02.15.11        Deustche       Pledge loans      $ 86,623        12,775         12,780
Comerciales                                    Bank S.A.

Galicia            05.16.06    03.15.11        Deustche         Consumer
Personales III                                 Bank S.A.         loans         $ 100,000        13,316         15,909

Galicia            01.17.07    10.15.11        Deustche         Consumer
Personales IV                                  Bank S.A.         loans         $ 100,000        15,035         13,824

Galicia            04.13.07    01.15.12        Deustche         Consumer
Personales V                                   Bank S.A.         loans         $ 150,000        22,561         19,939

Galicia            09.28.07    06.15.12        Deustche         Consumer
Personales VI                                  Bank S.A.         loans         $ 108,081        16,192         15,257

                                                                Assets
                                               Deustche          under
Galicia            09.22.06    05.15.11        Bank S.A.       financial
Leasing I                                                       leases         $ 150,000        23,303         23,015

Galicia            02.21.08    11.15.12        Deustche         Consumer
Personales VII                                 Bank S.A.         loans         $ 150,000        21,000              -

(*) The remaining US$ 9,776 was transferred in cash.

b) As of March 31, 2008, Banco de Galicia y Buenos Aires S.A. records financial trusts.
- Acquired as investments for $ 410. As of the previous fiscal year's end, these amounted to $ 7,325.
- Received as loan repayment for $ 24,864. As of December 31, 2007, these amounted to $ 24,884.

c) A trust called "Fideicomiso Financiero BG" was created in December 2005. Receivables amounting to $ 264,426, belonging to the portfolio classified as situation 3 or lower, have been transferred to the trustee ("Equity Trust Company (Argentina) S.A.") for a value, net of allowances, of $ 91,290. Banco de Galicia y Buenos Aires S.A. received such amount in cash. The debt securities issued by the trust were fully subscribed by third parties.

Banco de Galicia y Buenos Aires S.A. has been appointed Trustee and Collection Manager of the Trust, thus assuming a special management commitment that will enable the Bank to receive a compensation incentive upon the occurrence of the following: (i) no later than December 31, 2009, the net cash flow effectively collected equals or exceeds the price paid for the transferred portfolio; and
(ii) no later than December 31, 2012, an IRR equal to or higher than 18% is reached. In the event the two objectives of the special management commitment fail to be met, a penalty equal to the difference shall be paid to the trustee.

As of March 31, 2008, the collection amounts to $ 117,300, thus complying with the requirement set forth in item (i) of the above paragraph. Apart from that, from the analysis of the possibilities to recover the remaining cases, compliance with the commitments mentioned in item (ii) in advance is foreseen.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 17:  (Continued)

d) Financial trusts with the companies controlled by Tarjetas Regionales S.A. as trustees outstanding at fiscal year-end.

Tarjeta Naranja S.A.


                                                                                               Book value of securities
                               Estimated                                                         held in own portfolio
                   Creation     maturity                      Trust assets     Portfolio     ----------------------------
Name                 Date        Date          Trustee                        transferred       03.31.08        12.31.07
----------------  ----------  -----------  ----------------  --------------  --------------  -------------  -------------
                                                Equity          Certain
Tarjeta                                        Company          credit
Naranja            11.07.05    05.20.08       (Argentina)       rights           94,500               -        21,195
Trust I                                          S.A.           against
                                                               cardholders

                                                Equity          Certain
                                                Trust           credit
Tarjeta Naranja    08.15.06    09.20.08        Company          rights          139,342          27,235        26,844
Trust III                                     (Argentina)       against
                                                 S.A.         cardholders

                                                Equity          Certain
                                                Trust           credit
Tarjeta Naranja    08.14.07    07.20.08        Company          rights           76,052           9,265         8,694
Trust IV                                     (Argentina)        against
                                                S.A.          cardholders

                                                Equity          Certain
                                                Trust           credit
Tarjeta Naranja    10.09.07    11.20.09        Company          rights          115,306          18,356        17,828
Trust V                                      (Argentina)        against
                                                S.A.          cardholders

                                                Equity          Certain
                                                Trust           credit
Tarjeta Naranja    12.11.07    01.23.10        Company          rights          153,727          23,149        22,436
Trust VI                                     (Argentina)        against
                                                 S.A.         cardholders

As of March 31, 2008, Tarjeta Naranja S.A.'s holdings of class "B" debt securities and participation certificates totaled $ 10,911 and $ 67,094, respectively. As of December 31, 2007 its holdings totaled $ 15,920 and $81,078, respectively.

Furthermore, as of March 31, 2008 and December 31, 2007, the Company records trusts acquired as investments for $ 204 and $ 341, respectively.

On February 19, 2008, Tarjeta Naranja S.A. signed with Equity Trust Company (Argentina) S.A., as trustee, an agreement for the creation of the Financial Trust called Tarjeta Naranja Trust VII through a fiduciary assignment of commercial loans derived from the use of credit cards, with an initial assignment of credit for $ 107,345.

On March 19, 2008, the National Securities Commission authorized the listing of the securities issued by this trust. The subscription period for debt securities for a maximum amount of $ 150,000 and participation certificates for a maximum amount of $ 26,471 began on March 25, 2008 and expired on April 1, 2008.

As a result of the placement dated April 4, 2008, the Trust issued trust debt securities for $ 121,475 and participation certificates for $ 21,437. The latter were purchased by the company. On that date, the company, as trustee, made a fiduciary assignment of the credit necessary in order to complete the creation of the trust and received the funds from the placement of the debt securities.

As of March 31, 2008, the company has not received the funds from the portfolio assignment conducted on February 19, 2008 due to the fact that the subscription period has not ended.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 17:  (Continued)

Tarjetas Cuyanas S.A.


                                                                                               Book value of securities
                               Estimated                                                         held in own portfolio
                   Creation     maturity                      Trust assets     Portfolio     ----------------------------
Name                 Date        Date          Trustee                        transferred       03.31.08        12.31.07
----------------  ----------  -----------  ----------------  --------------  --------------  -------------  -------------
Tarjetas                                     Equity Trust       Certain
Cuyanas            11.01.06    11.15.08        Company          credit           68,120          19,686         17,911
Trust IV                                     (Argentina)        rights
                                                S.A.            against
                                                              cardholders

Tarjetas                                     Equity Trust       Certain
Cuyanas            02.04.08    02.15.10         Company         credit           61,700          10,844              -
Trust V                                      (Argentina)        rights
                                                S.A.            against
                                                              cardholders

As of March 31, 2008 and December 31, 2007, Tarjetas Cuyanas' holding of participation certificates totaled $ 30,530 and $ 17,911, respectively. No holdings of fiduciary debt securities were recorded.

Tarjeta del Mar S.A.


                                                                                               Book value of securities
                               Estimated                                                         held in own portfolio
                   Creation     maturity                      Trust assets     Portfolio     ----------------------------
Name                 Date        Date          Trustee                        transferred       03.31.08        12.31.07
----------------  ----------  -----------  ----------------  --------------  --------------  -------------  -------------
                                              Banco de           credit
Tarjetas del       11.09.07    06.27.08       Galicia y          rights          14,217           2,709          2,692
Mar Serie III                                Buenos Aires        against
                                                 S.A.          cardholders

As of March 31, 2008 and December 31, 2007 Tarjetas Del Mar S.A.'s holding of participation certificates totaled $ 2,709 and $ 2,692, respectively. No holdings of debt securities were recorded.

NOTE 18:  DERIVATIVE FINANCIAL INSTRUMENTS

PUT OPTIONS WRITTEN
As established by Section 4, subsection a), and Section 6 of Decree No 1,836/02 and regulations of the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. granted the holders of Rescheduled Deposit Certificates, who had opted to receive Boden 2013 and Boden 2012 in lieu of the payment of those certificates, an option to sell coupons. Said options, as of March 31, 2008 and December 31, 2007, are valued at the strike price.

The strike price will be equal to that resulting from converting the face value of each coupon in U.S. dollars into pesos at a rate of $1.40 per U.S. dollar adjusted by applying the C.E.R. variation, which arises from comparing the index as of February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no case exceed the principal and interest amounts in pesos resulting from applying to the face value of the coupon in U.S. dollars the buying exchange rate quoted by Banco de la Nacion Argentina on the payment date of that coupon.

These options have been recorded under "Memorandum Accounts - Credit-Derivatives
- Notional Value of Put Options Written" in the amount of $ 166,392 as of
March 31, 2008 and $ 162,336 as of December 31, 2007, respectively.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 18:  (Continued)

FORWARD PURCHASE-SALE WITHOUT DELIVERY OF THE UNDERLYING ASSET
Mercado Abierto Electronico (MAE) and Mercado a Termino de Rosario (ROFEX) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, being Banco de Galicia y Buenos Aires S.A. one of them.

The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried on a daily basis, in pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

As of March 31, 2008, forward purchase and sale transactions totaled $ 1,413,445 and $ 662,501, respectively, while as of December 31, 2007 they totaled $1,740,332 and $ 879,844, respectively.
Said transactions are recorded under Memorandum accounts for the notional value traded.
Balances pending settlement are recorded under "Other Receivables from Financial Brokerage" and/or "Other Liabilities Resulting from Financial Brokerage", as the case may be.

Banco de Galicia y Buenos Aires S.A.'s management of financial risks is carried within the limits of the policies approved by the Board of Directors in such respect. In that sense, "derivatives" allow, depending on market conditions, to adjust risk exposures to the established limits, thus contributing to keep such exposures within the parameters set forth by said policies. Banco de Galicia y Buenos Aires S.A. plans to continue to use these instruments in the future, as long as their use is favorably assessed, in order to limit certain risk exposures.

NOTE 19:  CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

There follows the breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, in order to disclose the changes in those assets and liabilities during the current fiscal year:


                                                                                     03.31.08        12.31.07
                                                                                   ------------    ------------
ASSETS
                                                                                   ------------    ------------
  LOANS                                                                              12,150,719      11,601,029
--------------------------------------------------------------------------------   ------------    ------------
  - To the non-financial public sector                                                1,302,362       1,265,466
  - To the financial sector                                                             142,124         110,028
    - Interbank loans (call money loans granted)                                         35,000           2,906
    - Other loans to domestic financial institutions                                     64,897          64,895
    - Accrued interest, adjustments and quotation differences receivable                 42,227          42,227
  - To the non-financial private sector and residents abroad                         11,167,103      10,654,142
    - Advances                                                                          897,855         792,148
    - Promissory notes                                                                3,085,529       2,911,170
    - Mortgage loans                                                                    992,013         945,088
    - Pledge loans                                                                       89,375          94,520
    - Consumer loans                                                                  1,040,787         977,976
    - Credit card loans                                                               3,774,686       3,630,133
    - Other                                                                           1,147,129       1,168,684
    - Accrued interest and quotation differences receivable                             183,925         177,027
    - Documented interest                                                               (43,996)        (42,462)
    - Unallocated collections                                                              (200)           (142)
  - Allowances                                                                         (460,870)       (428,607)
                                                                                   ------------    ------------
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                3,997,885       3,596,970
                                                                                   ------------    ------------
  - Argentine Central Bank                                                              351,312         192,911
  - Amounts receivable for spot and forward sales to be settled                          38,225          31,090
  - Securities receivable under spot and forward purchases to be settled              1,602,437       1,517,600
  - Others not included in the debtor classification regulations                      1,618,824       1,603,703
  - Unlisted negotiable obligations                                                      16,675          20,868
  - Balances from forward transactions without delivery of underlying asset to
     be settled                                                                           2,092           1,087
  - Others included in the debtor classification regulations                            376,580         240,270
  - Accrued interest receivable not included in the debtor classification                 2,350           2,017
     regulations
  - Accrued interest receivable included in the debtor classification
     regulations                                                                          2,469           6,594
  - Allowances                                                                          (13,079)        (19,170)

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 19: (Continued)

                                                                                 03.31.08      12.31.07
                                                                                ----------   ------------
LIABILITIES
  DEPOSITS                                                                      13,873,510     13,165,621
                                                                                ----------   ------------
  - Non-financial public sector                                                    161,400        193,911
  - Financial sector                                                               165,292        167,206
  - Non-financial private sector and residents abroad                           13,546,818     12,804,504
    - Current Accounts                                                           2,983,074      2,629,925
    - Savings Accounts                                                           3,181,601      3,228,954
    - Time Deposits                                                              6,960,074      6,543,910
    - Investment accounts                                                              237            199
    - Other                                                                        321,418        291,103
    - Accrued interest and quotation differences payable                           100,414        110,413
                                                                                ----------   ------------
  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                           6,482,955      6,362,954
                                                                                ----------   ------------
  - Argentine Central Bank                                                             964            698
    - Other                                                                            964            698
  - Banks and international entities                                               807,282        717,316
  - Unsubordinated negotiable obligations                                        2,087,953      2,190,231
  - Amounts payable for spot and forward purchases to be settled                 1,309,178      1,273,308
  - Securities to be delivered under spot and forward sales to be settled          188,389         30,734
  - Loans from domestic financial institutions                                     272,951        213,039
    - Interbank loans (call money loans received)                                        -         12,501
    - Other loans from domestic financial institutions                             268,923        199,191
    - Accrued interest payable                                                       4,028          1,347
    - Other                                                                      1,729,041      1,855,825
  - Accrued interest and exchange rate differences payable                          87,197         81,803
                                                                                ----------   ------------
  SUBORDINATED NEGOTIABLE OBLIGATIONS                                              857,936        855,258
                                                                                ==========   ============

NOTE 20:     TAX ISSUES

At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP), the Revenue Board of the Province of Cordoba and the Municipalities of the cities of Mendoza and San Luis are in the process of conducting audits. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.`s subsidiaries. The amount claimed for such reason, adjusted as of March 31,2008, totals $ 29,000 approximately.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

Therefore, both companies are taking the corresponding administrative and legal steps in order to solve such issues. However, since the final outcome of these measures cannot be foreseen, provisions have been set up to cover such contingencies.

NOTE 21:     SEGMENT REPORTING

Below, there is a breakdown of the accounting information as of March 31, 2008 and 2007, by related business segment:

Primary segment: Business.

                          Financial brokerage     Services           Total
                          -------------------   ------------   -----------------
Income                                589,185        344,747             933,932
Expenses                              334,793         80,442             415,235
Result as of 03.31.08                 254,392        264,305             518,697
Result as of 03.31.07                 122,451        200,001             322,452
                          ===================   ============   =================

NOTE 21:  (Continued)

Secondary segment: Geographic.


                           City of        Rest of
                         Buenos Aires   the country    Foreign      Total
                         ------------   ------------   --------   ----------
Financial brokerage
Income                        383,553        200,975      4,657      589,185
Expenses                      217,947        114,200      2,646      334,793
Result as of  03.31.08        165,606         86,775      2,011      254,392
Result as of  03.31.07         83,784         34,655      4,012      122,451
                         ============   ============   ========   ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

                           City of        Rest of
                         Buenos Aires   the country    Foreign      Total
                         ------------   ------------   --------   ----------
Services
Income                        224,427        117,596      2,724      344,747
Expenses                       52,367         27,439        636       80,442
Result as of  03.31.08        172,060         90,157      2,088      264,305
Result as of  03.31.07        136,846         56,603      6,552      200,001
                         ============   ============   ========   ==========

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

                                              03.31.08           12.31.07
                                           --------------   ---------------
ASSETS
 GOVERNMENT AND CORPORATE SECURITIES            1,816,274        1,694,030
 LOANS                                         12,150,719       11,601,029
 OTHER RECEIVABLES RESULTING
  FROM FINANCIAL BROKERAGE                      3,997,885        3,596,970
 ASSETS UNDER FINANCIAL LEASES                    399,170          355,784
                                           ==============   ===============

                                                03.31.08         12.31.07
                                           --------------   ---------------
LIABILITIES
 DEPOSITS                                      13,873,510       13,165,621
 OTHER LIABILITIES RESULTING
  FROM FINANCIAL BROKERAGE                      6,482,955        6,362,954
 SUBORDINATED NEGOTIABLE OBLIGATIONS              857,936          855,258
                                           ==============   ===============

NOTE 22:     STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

                                                       03.31.08      12.31.07
                                                     -----------   -------------
Cash and due from banks                                2,697,478       2,960,013
Securities issued by the Argentine Central Bank          124,049         273,920
Reverse repo transactions with the
  Argentine Central Bank                                 144,478               -
Interbank loans (call money loans granted)                35,000           2,906
Loans  granted to prime  companies  with  maturity
 up to 7 days,  used as liquidity reserve                403,268         292,278
Overnight placements in banks abroad                     127,109         158,039
Other cash placements                                    109,381          79,051
                                                     -----------   -------------
Cash and cash equivalents                              3,640,763       3,766,207
                                                     ===========   =============

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 23: BANCO GALICIA Y BUENOS AIRES S.A.'S RISK MANAGEMENT POLICIES

Based on the best practices, Banco de Galicia y Buenos Aires S.A. establishes policies and procedures and allocates resources and responsibilities, which comprise several areas and hierarchical levels, for the identification, control, management and optimization of the different risks, with the purpose of consolidating a comprehensive risk management process and continuously improving it. Within the risk management framework, the Risk Management Committee ("C.A.R." as per its initials in Spanish) is the main corporate body to which Banco de Galicia y Buenos Aires S.A.'s Board of Directors delegates the comprehensive control of risk and the executive responsibility as regards the definition and application of the policies, procedures and controls for risk management.

The management of the different risks is decentralized in the Divisions that are directly responsible for each of them. The aim of the Risk Management Division is to guarantee Banco de Galicia y Buenos Aires S.A.'s Board of Directors that it is fully aware of the risks the Bank is exposed to, and it as well creates and proposes, together with the divisions in charge, the policies and procedures necessary to mitigate and control such risks. The divisions in charge must submit exceptions to the internal risk policies to the C.A.R., together with a compliance plan that must be approved by the Committee. The C.A.R. is made up of Directors and members of the senior management, including managers in charge of the Risk and Internal Audit divisions; it holds meetings periodically and its resolutions are summarized in writing. Regardless of the internal policies and procedures aimed at minimizing risks undertaken, Banco de Galicia y Buenos Aires S.A. complies with the Argentine Central Bank's regulations in force.

Financial risks:

Banco de Galicia y Buenos Aires S.A. intends to achieve a structure of financial assets and liabilities aimed at maximizing its return on equity, both short-term and long-term, within an overall framework of acceptable risks.

Liquidity:

Banco de Galicia y Buenos Aires S.A. tries to maintain a level of liquid assets that would allow the Bank to meet contractual maturities, face the potential investment opportunities and the demand for credit. For that purpose, it establishes a liquidity objective based on the behavior of its deposits during the 2001-2002 crisis, considered to be the "worst scenario". Two types of liquidity are defined: "operational" liquidity (to address the Bank's daily operations) and "additional" liquidity (excess liquidity available). There is a minimum limit for "operational liquidity", which is equal to a percentage of certain short-term liabilities, and, for "additional liquidity", there exist minimum limits differentiated by currency that are equal to a percentage of the liquidity necessary to face the worst scenario in each case. At the same time, it is necessary to maintain a margin that would allow the Bank to face certain reductions in deposits without failing to comply with the cash reserves determined by the Argentine Central Bank.

This policy specifies which assets constitute liquidity. With the purpose of taking flows into consideration, gaps between the contractual maturities of consolidated financial assets and liabilities are as well analyzed and monitored. There is a floor for the gap between maturities, determined based on the gap accumulated at all times during the first year. A contingency plan determines the steps to be taken and the assets from which liquid resources additional to those set forth in the above-mentioned policy can be obtained.

Currency risk:

As regards the risk inherent to the structure of assets and liabilities per currency, limits have been established, in terms of maximum positions authorized, for mismatches in pesos adjusted by CER and those in foreign currency that belong to Banco de Galicia y Buenos Aires S.A on a consolidated basis.

Interest rate risk:

Aimed at limiting the sensitivity of Banco de Galicia y Buenos Aires S.A.'s value and results with respect to variations in the interest rate inherent to the structure of certain assets and liabilities, caps have been determined: (i) for the possible negative variation of net financial results for the first year between an interest rate increase scenario and a "base" scenario, and (ii) for the possible negative variation between the net present value of assets and liabilities of the "base" scenario and such value upon the occurrence of an increase in interest rates.

NOTE 23:(Continued)

Calculations are made once a month using the method known as "simulation of scenarios" and taking into consideration assets and liabilities from Banco de Galicia y Buenos Aires S.A.'s Balance Sheet on a consolidated basis.

Market risk:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading securities portfolio, a model known as "Value at Risk" (also known as "VaR") is used. This model determines intra-daily, for Banco de Galicia y Buenos Aires S.A. individually, the possible loss that could be generated by the positions in securities and currencies under certain parameters. Maximum authorized losses in terms of positions in securities and in foreign currency are determined for a fiscal year.

Credit risk:
Banco de Galicia y Buenos Aires S.A.'s credit granting and analysis system is applied in a centralized manner and is based on the concept of "opposition of interests", which is generated from the division between credit and commercial functions. Apart from that, it includes credit control by borrower and monitoring of loans with problems and associated losses. That makes it possible to early detect situations that can entail any degree of portfolio deterioration and to appropriately safeguard the Company's assets.

The Credit Management Division defines credit risk policies and procedures, verifies the compliance thereof, assesses credit risk on a continuous basis and develops credit assessment models to be applied to risk products. This Division is also in charge of granting loans, classifying the portfolio and recovering loan transactions in arrears.

Banco de Galicia y Buenos Aires S.A. constantly monitors its loan portfolio through different indicators (arrears, roll rates, etc.) as well as the classification thereof. The loan portfolio classification is in compliance with the Argentine Central Bank's regulations.

In turn, the Bank is developing advanced statistical models the result of which is an internal rating that allows to order and analyze credit risk in terms of expected losses (with the ability to calculate the different components that constitute the formula which defines this rating), as well as adjust pricing and/or risk policies by customer groups/segments. As regards companies, these models are being implemented.

The granting of loans exceeding a certain amount and all loans to financial institutions (national and international) and related parties is decided by the Board of Directors' Credit Committee, made up of Directors and Banco de Galicia y Buenos Aires S.A.'s Credit Division Manager. The remaining loans are approved by the Retail Credit Department, the Credit Division Manager and officers of the Corporate Credit Department pursuant to credit limits previously granted.

The analysis of the requests of different credit products by consumers is performed automatically through credit scoring computer systems, as well as loan granting guidelines based on the customer's credit history, both in the system and in the Bank itself ("credit screening"). As regards companies, before approving a loan, Banco de Galicia y Buenos Aires S.A. conducts an assessment on the customer and its financial condition. For loans above certain amounts, an environmental impact analysis is conducted.

Banco de Galicia y Buenos Aires S.A.'s Internal Audit is in charge of supervising the loan portfolio classification pursuant to the Argentine Central Bank's regulations.

Operational risk:
Banco de Galicia y Buenos Aires S.A. adopts the definition of operational risk as per the New Basel Capital Agreement. Pursuant to this, operational risk is the risk of experiencing losses due to the lack of conformity or due to failure of internal processes, systems or people, or else because of external events. This definition includes legal risk, but does not include strategic and reputation risks.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 23:(Continued)

Banco de Galicia y Buenos Aires S.A. has control policies, procedures and structures for the different business or support activities, in order to prevent losses from occurring due to operational events. As a protection strategy, the Bank has a Business Continuity Plan and a System Continuity Plan, both aimed at assuring a quick response in case of possible incidents that could jeopardize the Bank's operating continuity. Furthermore, before launching new products and services, their inherent operational risk is assessed. As regards operational risk management, the goal is to identify, assess, monitor and control/mitigate such risk. The framework for operational risk management includes a unit, within the Risk Management Division and independent from the business or support units involved, that is responsible for the specific management of such risk.

Its functions are to identify the different risks; suggest and put in practice measuring and monitoring methods to implement policies and procedures for the minimization or coverage of such risks; control that those risks are maintained within predetermined standards and appoint a person in charge for each of them, in order to guarantee coordinated actions among the areas that manage those risks. Banco de Galicia y Buenos Aires S.A.'s Internal Audit reviews risk management activities.

Effective April 2008, the Argentine Central Bank through Communique "A" 4793 established the guidelines that will rule operational risk management in financial institutions.

Minimum standards have been defined to achieve an adequate operational risk management, thus a gradual implementation schedule was organized.

Progress performed by Banco de Galicia y Buenos Aires S. A. in this issue is in agreement with the above-mentioned provisions.

NOTE 24: SUBSEQUENT EVENTS

Banco de Galicia y Buenos Aires S.A.
The Shareholders' Meeting of Banco de Galicia y Buenos Aires S. A. held on April 29, 2008, resolved, according to the regulations in force, to allocate the Retained Earnings as of December 31, 2007 as follows:

  -  To Legal Reserve:                  $   937
  -  To following Fiscal Year:          $ 3,747

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                  Balance Sheet
                   As of March 31, 2008 and December 31, 2007.
                     (figures stated in thousands of pesos)

                                                                 03.31.08     12.31.07
                                                               -----------   -----------
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 2 and 12 and Schedule G)                105        10,700
Investments (Notes 9 and 12 and Schedules C, D and G)               26,576        16,372
Other receivables (Notes 3, 9, 10 and 12 and Schedule G)            80,573        75,155
                                                               -----------   -----------
Total Current Assets                                               107,254       102,227
                                                               -----------   -----------
NON-CURRENT ASSETS
Other receivables (Notes 3, 9, 12 and 14 and Schedule G)            41,042        45,442
Investments (Notes 9, 11 and 12 and Schedules B, C and G)        1,814,262     1,770,686
Fixed assets (Schedule A)                                            3,130         3,152
                                                               -----------   -----------
Total Non-Current Assets                                         1,858,434     1,819,280
                                                               -----------   -----------
Total Assets                                                     1,965,688     1,921,507
                                                               -----------   -----------
LIABILITIES
CURRENT LIABILITIES
Loans (Notes 4 and 9 and Schedule G)                                70,609        65,251
Salaries and social security contributions (Notes 5 and 9)             816           932
Tax liabilities (Notes 6, 9 and 14)                                  3,768         3,836
Other liabilities (Notes 7, 9 and 12 and Schedule G)                 1,685         1,739
                                                               -----------   -----------
Total Current Liabilities                                           76,878        71,758
                                                               -----------   -----------
NON-CURRENT LIABILITIES
Loans (Notes 4 and 9 and Schedule G)                               196,416       195,238
Tax liabilities (Notes 6, 9 and 14)                                  1,380             -
Other liabilities (Notes 7 and 9)                                      353             6
                                                               -----------   -----------
Total Non-Current Liabilities                                      198,149       195,244
                                                               -----------   -----------
Total Liabilities                                                  275,027       267,002
                                                               -----------   -----------
SHAREHOLDERS' EQUITY (per related statement)                     1,690,661     1,654,505
                                                               -----------   -----------
Total Liabilities and Shareholders' Equity                       1,965,688     1,921,507
                                                               ===========   ===========

The accompanying notes 1 to 16 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                Income Statement
         For the three-month period commenced January 1, 2008 and ended
      March 31, 2008, presented in comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                              03.31.08      03.31.07
                                                             ----------    ----------
Net Income / (Loss) on investments in related institutions       44,554       (24,473)
Administrative expenses (Note 12 and Schedule H)                 (3,519)       (2,690)
Financial income and by holding                                  (5,486)       13,223
- Generated by assets                                             1,056        13,229
  Interest
   On special current account deposits (*)                            2             6
   Mutual funds                                                      18           122
   On time deposits (*)                                             115            97
   On promissory notes receivable (*)                                53           524
   On other receivables                                               -            40
  Result on negotiable obligations (*)                               13        11,681
  Foreign exchange gain                                             855           759
- Generated by liabilities                                       (6,542)           (6)
  Interest
   On loans                                                      (4,956)            -
  Foreign exchange (loss)                                        (1,586)           (6)
Other income and expenses (*) - income                              607           734
                                                             ----------    ----------
Net Income / (loss) before income tax                            36,156       (13,206)
Income tax (Note 14)                                                  -        (4,930)
                                                             ----------    ----------
Net Income (loss) for the period                                 36,156       (18,136)
                                                             ==========    ==========

(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19,550. See Note 12.

The accompanying notes 1 to 16 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                Statement of Changes in the Shareholders' Equity
 For the three-month period commenced January 1, 2008 and ended March 31, 2008, presented in comparative format with the same period
                          of the previous fiscal year.
                     (figures stated in thousands of pesos)

                             Shareholders' contributions
                                      (Note 8)
                 ------------------------------------------------------------
                                               Premium for
                                               negotiation
                                                of shares
                   Capital         Capital       in own
    Item            Stock        adjustment     protfolio        Total
--------------   ------------   -------------   ------------   ------------
Balances as of      1,241,407         278,131            606       1,520,144
12.31.06
(Loss) for the              -               -              -               -
period
Balances as of      1,241,407         278,131            606       1,520,144
03.31.07

Balances as of      1,241,407         278,131            606       1,520,144
12.31.07
Income for the              -               -              -               -
period
Balances as of      1,241,407         278,131            606       1,520,144
03.31.08
                                     Retained earnings
                                           (Note 13)
                 ------------------------------------------------------------
                                                                   Total
                    Legal       Discretionary     Retained     Shareholders'
    Item           reserve        reserve         earnings         equity
--------------   ------------   -------------   ------------    -------------
Balances as of         34,855          72,383        (18,914)      1,608,468
12.31.06
(Loss) for the              -               -        (18,136)        (18,136)
period
Balances as of         34,855          72,383        (37,050)      1,590,332
03.31.07

Balances as of         34,855          53,469         46,037       1,654,505
12.31.07
Income for the              -               -         36,156          36,156
period
Balances as of         34,855          53,469         82,193       1,690,661
03.31.08

The accompanying notes 1 to 16 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                             Statement of Cash Flows
              For the three-month period commenced January 1, 2008
               and ended March 31, 2008, presented in comparative
            format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                03.31.08      03.31.07
                                                               ----------    ----------
CHANGES IN CASH
Cash at beginning of fiscal year                                   10,700           131
Cash at period-end                                                    105           187
                                                               ----------    ----------
Net (Decrease) / Increase cash for the period                     (10,595)           56
                                                               ==========    ==========
REASONS FOR CHANGES IN CASH
Operating activities
Collections for services                                              653           590
Payments to suppliers of goods and services                        (1,534)       (1,393)
Personnel salaries and social security contributions                 (830)         (630)
Income tax payments and prepayments                                   (71)       (4,417)
Payment of other taxes                                               (333)         (280)
                                                               ----------    ----------
Net cash flow used in operating activities                         (2,115)       (6,130)
                                                               ----------    ----------
Investment activities
Payments for purchases of bank premises and equipment                  (3)           (4)
Collection of interest on negotiable obligations                        -         9,022
Collection of other interest                                        1,221           123
Setting up of current investments                                  (9,698)       (4,302)
Collections for investments liquidation                                 -         1,347
                                                               ----------    ----------
Net cash flow (used in) / generated by investment activities       (8,480)        6,186
                                                               ----------    ----------
(Decrease) / Increase cash for the period, net                    (10,595)           56
                                                               ----------    ----------

The accompanying notes 1 to 16 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                        Notes to the Financial Statements
              For the three-month period commenced January 1, 2007
           and ended March 31, 2008, presented in comparative format.
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:   BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

On August 10, 2005, the C.P.C.E.C.A.B.A. passed Resolution C.D. No.93/05, which adopts Technical Pronouncements 6 to 22 issued by Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above-mentioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the National Securities Commission (C.N.V.) approved C.P.C.E.C.A.B.A's C.D. 93/05 with certain amendments.

Subsequently, on June 26, 2006 and through Resolution C.D. No. 42/06, the C.P.C.E.C.A.B.A. approved Technical Pronouncement No. 23 of the F.A.C.P.C.E., in mandatory force and effect for fiscal years started as from July 1, 2006, its application in fiscal years commencing at an earlier date being admitted. On December 14, 2006 the National Securities Commission approved said resolution as from April 1, 2007. Its application in advance is admitted.

These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 2 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the Company's management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period. The Company's management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution
No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 01, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the National Statistics and Census Institute (INDEC).

Certain figures in the financial statements for the year ended December 31, 2007 and the period ended March 31, 2007 have been reclassified for purposes of their presentation in comparative format with those for this period.

The most relevant accounting policies used in preparing the Financial Statements are listed below:

a. Assets and liabilities in domestic currency

Monetary assets and liabilities which include, where applicable, the interest accrued at period/year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

b. Assets and liabilities in foreign currency (US dollars)
Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion Argentina's buying and selling exchange rates, respectively, in force at the close of operations on the last working day of each period/fiscal year. Interests receivable or payable have been accrued, where applicable.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:   (Continued)

c. Investments
c.1. Current
Time and special current account deposits, as well as mutual fund units, have been valued at their face value plus accrued interest at the end of each period/fiscal year.

Argentine mutual fund units have been valued at period/fiscal year-end closing price.

Negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. are valued at face value, plus interest accrued at period/fiscal year-end.

c.2. Non-Current

Negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. are valued at face value, plus interest accrued at period/fiscal year-end.

The equity investment in Banco de Galicia y Buenos Aires S.A. has been recognized at its equity method as of March 31, 2008 and December 31, 2007, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 2.c. to the consolidated financial statements from Argentine GAAP.

The equity investments in Net Investment S.A., Galicia Warrants S.A. and Galval Agente de Valores S.A. are recognized using the equity method as of March 31, 2008 and December 31, 2007.

The equity investment in Sudamericana Holding S. A. has been recorded using the equity method on the basis of the financial statements dated December 31, 2007, and considering the significant changes occurred from such date to the closing date of these financial statements.

The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendence (S.S.N.), without recognizing the effect of inflation for January and February, 2003. This criterion is not in accordance with Argentine GAAP in force. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

Galval Agente de Valores S.A.'s financial statements were originally issued in foreign currency and later converted into pesos as detailed below:
- Assets and liabilities were converted at the buying exchange rate established by Banco de la Nacion Argentina in force at the closing of operations on the last working day of the period/fiscal year.

- Capital and capital contributions have been computed for the amounts actually disbursed.

- Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.

- Results for the period were determined as the difference between the opening balance and closing balance of accumulated earnings. Items in the income statement were converted into pesos applying the monthly average exchange rates.

d. Goodwill
Goodwill resulting from the acquisition of shares in other companies, which is recorded under "Investments", has been valued at its acquisition cost, net of the corresponding accumulated depreciation, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at period/ fiscal year-end.

e. Fixed assets
Fixed assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:   (Continued)

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.

The updated residual value of the assets, taken as a whole, does not exceed their combined market value at period/fiscal year-end.

f. Financial debt
Financial debts have been valued pursuant to the amount of money received plus interest accrued as of period/ fiscal year-end. Financial debts in foreign currency have been valued at the selling exchange rate quoted by Banco de la Nacion Argentina as of period/fiscal year-end.

g. Income tax and minimum presumed income tax
The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 14 to the financial statements).

The Company determines the tax on minimum presumed income at the statutory rate of 1% of the computable assets at year-end. This tax is supplementary to the income tax. The Company's tax liability for each fiscal year is to coincide with the higher of the two taxes.

It is worth noting that, if the tax on minimum presumed income were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The Company has no receivables stemming from minimum presumed income tax payments.

h. Shareholders' Equity:
h.1. Activity in the shareholders' equity accounts has been restated as mentioned in paragraphs five and six of this note.

The "subscribed and paid in capital" account has been stated at its face value and at the value of the contributions in the currency value of the period in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the "Principal Adjustment" account.

h.2. Income and expense accounts
The results for each period are presented in the period in which they accrue.

i. Statement of Cash Flows
The "Cash and due from banks" caption is considered to be cash.

NOTE 2:   CASH AND DUE FROM BANKS

The breakdown of this caption was the following:

                                               03.31.08     12.31.07
                                              ----------   ----------
Cash (Schedule G)                                     10           11
Due from banks - Current Accounts (Note 12)           95       10,689
                                              ----------   ----------
Total                                                105       10,700
                                              ==========   ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 3:   OTHER RECEIVABLES

The breakdown of this caption was the following:


                                                      03.31.08     12.31.07
                                                     ----------   ----------
Current
Tax Credit                                                  776          521
Promissory notes receivable (Note 12 and
 Schedule G)                                              4,471            -
Sundry debtors                                               57            -
Prepaid expenses                                              9            8
Deposit as per Decree 616/2005 (Note 10 and
 Schedule G)                                             75,072       74,616
Other                                                       188           10
                                                     ----------   ----------
Total                                                    80,573       75,155
                                                     ==========   ==========

                                                      03.31.08     12.31.07
                                                     ----------   ----------
Non-Current
Tax Credit - mandatory savings                                5            5
Tax credit - Income tax (Note 14)                             2            2
Promissory notes receivable (Note 12 and
 Schedule G)                                             39,104       43,511
Sundry Debtors (Note 12 and Schedule G)                   1,931        1,920
Prepaid expenses                                              -            4
                                                     ----------   ----------
Total                                                    41,042       45,442
                                                     ==========   ==========

NOTE 4:   LOANS

The breakdown of this caption was the following:

                                                      03.31.08     12.31.07
                                                     ----------   ----------
Current
From financial institution from abroad
 (Schedule G)                                            70,609       65,251
                                                     ----------   ----------
Total                                                    70,609       65,251
                                                     ==========   ==========


                                                      03.31.08     12.31.07
                                                     ----------   ----------
Non-Current
From financial institution from abroad
 (Schedule G)                                           196,416      195,238
                                                     ----------   ----------
Total                                                   196,416      195,238
                                                     ==========   ==========

NOTE 5:   SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of this caption was the following:

                                                      03.31.08     12.31.07
                                                     ----------   ----------
Current
Salaries to be paid                                          25            -
Integrated Pension and Survivors' Benefit System             34           62
Other                                                         1            2
Provision for annual legal bonus (S.A.C) and
 social security contributions                               37            -
Provision for bonuses                                       120          186
Provision for retirement insurance                          424          550
Provision for Directors' and Syndics' fees                  175          132
                                                     ----------   ----------
Total                                                       816          932
                                                     ==========   ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 6:   TAX LIABILITIES

The breakdown of this caption was the following:

                                                      03.31.08     12.31.07
                                                     ----------   ----------
Current
Income tax - withholdings to be deposited                    31           65
Value added tax - balance payable                             -           32
Provision for turnover tax (net)                             25           27
Provision for tax on personal assets - substitute
 taxpayer                                                 3,712        3,712
                                                     ----------   ----------
Total                                                     3,768        3,836
                                                     ==========   ==========

                                                      03.31.08     12.31.07
                                                     ----------   ----------
Non-Current
Provision for tax on personal assets - substitute
 taxpayer                                                   994            -
Provision for minimum presumed income tax                   386            -
                                                     ----------   ----------
Total                                                     1,380            -
                                                     ==========   ==========

NOTE 7:   OTHER LIABILITIES

The breakdown of this caption was the following:


                                                      03.31.08     12.31.07
                                                     ----------   ----------
Current
Sundry creditors (Schedule G)                               128           21
Provision for expenses (Note 12 and Schedule G)           1,554        1,715
Directors' qualification bonds                                3            3
                                                     ----------   ----------
Total                                                     1,685        1,739
                                                     ==========   ==========


                                                      03.31.08     12.31.07
                                                     ----------   ----------
Non-Current
Provision for expenses (Note 12 and Schedule G)             347            -
Directors' qualification bonds                                6            6
                                                     ----------   ----------
Total                                                       353            6
                                                     ==========   ==========

NOTE 8:   CAPITAL STATUS

As of March 31, 2008, capital status was as follows:

                                                                               Approved  by              Date of
                                                       Restated at   -----------------------------    registration
Capital stock issued, subscribed,                       constant                                        with the
      paid in and recorded               Face value     currency         Entity            Date           I.G.J.
--------------------------------------   -----------   -----------   ---------------   -----------   ---------------
                                                                      Shareholders'     05.16.00,        08.09.00
                                                                        Meeting         07.24.00
                                                                        Board of          and
Balalnce as of 12.31.03                    1,092,407     2,407,080      Directors       07.26.00

                                                                      Shareholders'     01.02.04,
                                                                        Meeting         04.23.04
                                                                        Board of          and            06.08.04
Capital increase                             149,000       149,000     Directors        05.13.04

Balance as of 12.31.04                     1,241,407     2,556,080         -               -                -

                                                                      Shareholders'     04.28.05            -
Absorption of retained earnings                    -    (1,036,542)     Meeting

Balance as of 12.31.05                     1,241,407     1,519,538        -                -                -

Shares in own portfolio                      (1,614)        (1,976)       -                -                -

Sale of shares in own portfolio                1,614         1,976        -                -                -

Balances as of 12.31.06                    1,241,407     1,519,538        -                -                -

Balances as of 12.31.07                    1,241,407     1,519,538        -                -                -

Balances as of 03.31.08                    1,241,407     1,519,538        -                -                -

NOTE 9: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS, AND DEBTS

As of March 31, 2008, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

                                                                  Salaries and
                                          Other                  social security
                       Investments     receivables     Loans      contributions      Tax Liabilities     Other liabilities
--------------------   ------------   ------------   ---------   ----------------   -----------------   -------------------
1st. Quarter                 25,894            802           -                816               3,768                   395
2nd. Quarter                    682         79,543      70,609                  -                   -                 1,290
3rd. Quarter                      -            180           -                  -                   -                     -
4th. Quarter                      -             48           -                  -                   -                     -
After one year               13,890         39,110     196,416                  -               1,380                   353
--------------------   ------------   ------------   ---------   ----------------   -----------------   -------------------
Subtotal falling due         40,466        119,683     267,025                816               5,148                 2,038
No set due date           1,800,372          1,932           -                  -                   -                     -
Past due                          -              -           -                  -                   -                     -
--------------------   ------------   ------------   ---------   ----------------   -----------------   -------------------
Total                     1,840,838        121,615     267,025                816               5,148                 2,038
====================   ============   ============   =========   ================   =================   ===================
Non-interest bearing      1,800,372         78,040           -                816               5,148                 2,038
At variable rate                334              -           -                  -                   -                     -
At fixed rate                40,132         43,575     267,025                  -                   -                     -
--------------------   ------------   ------------   ---------   ----------------   -----------------   -------------------
Total                     1,840,838        121,615     267,025                816               5,148                 2,038
====================   ============   ============   =========   ================   =================   ===================

NOTE 10:  RESTRICTED ASSETS

In the balance of "other current receivables", there is a deposit for US$
24,000 due on July 26, 2008, that is restricted by virtue of Decree 616/05, which provides for that a nominative, non-transferable and non-interest bearing deposit should be established for a term of 365 calendar days, for an amount corresponding to 30% of the amount involved in operations, among others, such as entry of funds to the domestic foreign exchange market, originated thanks to debt with legal entities from abroad.

NOTE 11:  EQUITY INVESTMENTS

The breakdown of equity investments was the following:

                                         As of March 31, 2008
--------------------------------------------------------------------------------------------------------
                                                     Shares                     Percentage held in
                                       --------------------------------   ------------------------------
         Issuing company                    Class            Number       Total Capital   Possible Votes
------------------------------------   ---------------   --------------   -------------   --------------
Banco de Galicia y Buenos Aires S.A.   Ord. Class "A"               101
                                       Ord. Class "B"       532,293,758

                                       Total                532,293,859      94.659191         94.659195

Net Investment S.A.                    Ordinary shares           10,500      87.500000         87.500000

Sudamericana Holding S.A.              Ordinary shares          162,447      87.500337         87.500337

Galicia Warrants S.A.                  Ordinary shares          175,000      87.500000         87.500000

Galval Agente de Valores S.A.          Ordinary shares       16,874,250     100.000000        100.000000

                                         As of December 31, 2008
--------------------------------------------------------------------------------------------------------
                                                     Shares                     Percentage held in
                                       --------------------------------   ------------------------------
         Issuing company                    Class            Number       Total Capital   Possible Votes
------------------------------------   ---------------   --------------   -------------   --------------
Banco de Galicia y Buenos Aires
 S.A. (*)                              Ord. Class "A"               101
                                       Ord. Clase "B"       532,293,758

                                       Total                532,293,859       94.659191        94.659195

Net Investment S.A.                    Ordinary shares           10,500       87.500000        87.500000

Sudamericana Holding S.A.              Ordinary shares          162,447       87.500337        87.500337

Galicia Warrants S.A.                  Ordinary shares          175,000       87.500000        87.500000

Galval Agente de Valores S.A.          Ordinary shares       16,874,250      100.000000       100.000000

NOTE 11:  (continued)

(*) On July 27, 2007 Grupo Financiero Galicia S.A., exercising its preemptive rights, subscribed 93,604,637 ordinary class "B" shares with a face value of $ 1 (one Peso) each and one vote per share of Banco de Galicia y Buenos Aires S.A.'s capital stock increase.

The financial condition and results of controlled companies were the following:

                                              As of March 31, 2008 (*)
---------------------------------------------------------------------------------------------------------
                                                                         Shareholders'
         Issuing company                  Assets        Liabilities         equity           Net income
------------------------------------   -------------   --------------   ---------------   ---------------
Banco de Galicia y Buenos Aires S.A       23,419,744       21,621,675         1,798,069            38,665

Net Investment S.A                             1,364              238             1,126              (106)

Galicia Warrants S.A                           6,182              730             5,452               (44)

Galval Agente de Valores S.A                   2,743               73             2,670                27

Sudamericana Holding S.A. (**)               164,883          105,679            59,204             9,228
------------------------------------   -------------   --------------   ---------------   ---------------

(*)  See Note 1.c.2.
(**) Financial condition and results as of 12.31.07

              Financial condition as of December 31, 2007 and results as of March 31, 2007 (*)
---------------------------------------------------------------------------------------------------------
                                                                         Shareholders'
         Issuing company                  Assets        Liabilities         equity           Net income
------------------------------------   -------------   --------------   ---------------   ---------------
Banco de Galicia y Buenos Aires S.A.      22,526,070       20,766,666         1,759,404           (36,203)

Net Investment S.A.                            1,514              282             1,232                 6

Galicia Warrants S.A.                          7,913            2,417             5,496                57

Galval Agente de Valores S.A.                  2,799              121             2,678                29

Sudamericana Holding S.A. (**)               146,004           86,027            59,977             5,922
------------------------------------   -------------   --------------   ---------------   ---------------

(*)  See Note 1.c.2.
(**) Financial condition as of 09.30.07 and results as of 12.31.06.

NOTE 12:  SECTION 33 OF LAW 19,550 GOVERNING COMMERCIAL COMPANIES

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

Banco de Galicia y Buenos Aires S.A.

=
                                                    03.31.08       12.31.07
                                                  ------------   ------------
Assets
Cash and due from banks -
 current accounts (Note 2)                                  88         10,682
Investments - time deposits (Schedule D)                11,268          1,076
Other receivables - promissory notes receivable
 (Note 3 and Schedule G)                                43,575         43,511
Other receivables - sundry debtors                          42              -
                                                  ------------   ------------
Total                                                   54,973         55,269
                                                  ============   ============

                                                    03.31.08       12.31.07
                                                  ------------   ------------
Liabilities
Other liabilities - provision for
 expenses (Note 7)                                         268            215
                                                  ------------   ------------
Total                                                      268            215
                                                  ============   ============


                                                    03.31.08       03.31.07
                                                  ------------   ------------
Income
Financial income - interest on time deposits               282              -
Financial income - Interest on negotiable
 obligations                                                 -          1,641
Financial income - interest on promissory
 notes receivable                                          997          1,402
Other income - fixed assets under lease                    104             44
                                                  ------------   ------------
Total                                                    1,383          3,087
                                                  ============   ============

                                                    03.31.08       03.31.07
                                                  ------------   ------------
Expenses
Administrative expenses (Schedule H)
 Trademark leasing                                         263            242
 Bank expenses                                               1              3
 General expenses                                           47             52
                                                  ------------   ------------
Total                                                      311            297
                                                  ============   ============

Banco Galicia Uruguay S.A.

                                                    03.31.08       12.31.07
                                                  ------------   ------------
Assets
Investments - negotiable obligations
 (Schedules C and G)                                     2,637          2,608
Other receivables - sundry debtors (Note 3 and
 Schedule G)                                             1,931          1,919
                                                  ------------   ------------
Total                                                    4,568          4,527
                                                  ============   ============

                                                    03.31.08       03.31.07
                                                  ------------   ------------
Income
Financial income - interest on negotiable
 obligations                                                13             16

Total                                                       13             16
                                                  ============   ============

Galval Agente de Valores S.A.

                                                   03.31.08        12.31.07
                                                  ------------   ------------
Liabilities

Other liabilities - provision for expenses
 (Note 7 and Schedule G)                                    15             15
                                                  ------------   ------------
Total                                                       15             15
                                                  ============   ============

                                                    03.31.08       03.31.07
                                                  ------------   ------------
Expenses
Administrative expenses (Schedule H)
 General expenses                                           16             33
                                                  ------------   ------------
Total                                                       16             33
                                                  ============   ============

Galicia Seguros S.A.

                                                   03.31.08        12.31.07
                                                  ------------   ------------
Assets
Other liabilities - sundry creditors (Note 3)               15              -
                                                  ------------   ------------
Total                                                       15              -
                                                  ============   ============

                                                    03.31.08       03.31.07
Income
Other income - fixed assets under lease                     37              -
                                                  ------------   ------------
Total                                                       37              -
                                                  ============   ============

NOTE 13:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Law Governing Commercial Companies, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 14:  INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets                     Investments   Other   Total
                           -----------   -----   ------
Balances as of 12.31.06              -      25       25
Charge to income                     8     (25)     (17)
Balances as of 12.31.07              8       -        8
Charge to income                     -       -        -
Balances as of 03.31.08              8       -        8

Liabilities                Fixed assets   Total
                           ------------   -----
Balances as of 12.31.06               5       5
Charge to income                      1       1
Balances as of 12.31.07               6       6
Charge to income                      -       -
Balances as of 03.31.08               6       6

As the above-mentioned information shows, as of March 31, 2008 and December 31, 2007, the Company's deferred tax assets amounted to $2.

Accumulated tax losses pending being used as at March 31, 2008 amount approximately to $ 43 and can be compensated with future fiscal-year taxable income, as follows:

Argentine source tax loss                     Issuance year   Amount   Year due
--------------------------------------        -------------   ------   --------
Specific from derived financial instruments       2003            43     2008

Foreign source tax loss                       Issuance year   Amount   Year due
--------------------------------------        -------------   ------   --------
Rest                                              2002        37,039     2007

The Company has not recorded said losses for the calculation of the deferred tax, since it is supposed that the recovery thereof is not likely at the issuance date of these financial statements.
As regards the deferred tax liabilities stemming from the difference between the carrying value adjusted for inflation of the fixed assets and the taxable value (or income tax base), Grupo Financiero Galicia S.A. decided not to record said liabilities but to submit a note to the financial statements presenting the supplementary information required to be included in the Response (identified as 7) to Question 3 of Interpretation No. 3 of F.A.C.P.C.E.
The deferred tax liabilities created due to the effect of the adjustment for inflation of the non-monetary assets amount to $ 329 and $ 331, as of March 31, 2008 and December 31, 2007, respectively. They mainly stem from the real estate valuation. Said liabilities are expected to revert in approximately 44 years, the remaining useful life of real estate, being the amount for each fiscal year of $ 8.
The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss before tax:

                                                          03.31.08     03.31.07
                                                          --------     --------
Income before income tax                                    36,156      (13,206)
Income tax rate in force                                        35%          35%
                                                          --------     --------
Result for the period at the tax rate                       12,655       (4,622)
Permanent differences at the tax rate:
  Increase in income tax
   - Expenses not included in tax return                       234          323
   - Results on investments in related institutions              -        9,330
   - Other causes                                            2,002           39
  Decrease in income tax
   - Expenses included in tax return                           (10)         (10)
   - Results on investments in related institutions        (15,356)           -
   - Other causes                                             (340)        (130)
   - Regularization of deferred tax assets                     815            -
                                                          --------     --------
Total income tax charge recorded - (loss)                        -        4,930
                                                          ========     ========

NOTE 14:  (continued)

The following table shows the reconciliation of tax charged to results to tax determined for the period for tax purposes:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

                                            03.31.08   03.31.07
                                            --------   --------
Total income tax charge recorded                   -      4,930
Temporary differences
  Decrease in assets due to deferred tax
  - Other                                          -       (15)
                                            --------   --------
Total tax determined for tax purposes              -      4,915
                                            ========   ========

Breakdown of net income tax provision:

                                            03.31.08   03.31.07
                                            --------   --------
Total tax determined for tax purposes              -      4,915
Tax Credit                                         -          -
                                            --------   --------
Income tax provision (net)                         -      4,915
                                            ========   ========

NOTE 15:  EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of March 31, 2008 and 2007:

                                                    03.31.08       03.31.07
                                                  ------------   ------------
Income / (Loss) for the period                          36,156        (18,136)
Outstanding ordinary shares weighted average         1,241,407      1,241,407
Diluted ordinary shares weighted average             1,241,407      1,241,407
Earning per ordinary share
 - Basic                                                0.0291        (0.0146)
 - Diluted                                              0.0291        (0.0146)

NOTE 16:  SUBSEQUENT EVENTS

On April 29, 2008, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to distribute the Retained Earnings as of December 31, 2007, through the allocation of $ 2,302 to Legal Reserve and $ 43,735 to Discretionary Reserve.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
            Fixed assets and investments in assets of a similar nature
                For the three-month period ended March 31, 2008,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule A

                       At                                       Balance
                   beginning                                   at fiscal
Main account        of year      Increases     Withdrawals     year end
---------------   -----------   -----------   -------------   ----------
Real estate             3,446             -               -        3,446
Furniture and
 facilities               220             -               -          220
Machines and
 equipment                413             -               -          413
Hardware                  243             3               -          246
Totals as of
 03.31.08               4,322             3               -        4,325
Totals as of
 12.31.07               4,109           213               -        4,322
                                       Amortizations
                  -------------------------------------------------------
                   Accumulated at                      For the Period     Accumulated at                        Net book value
                    beginning of                      Rate                 the close of                          for previous
Main account            year          Withdrawals       %      Amount          year          Net book value       fiscal year
---------------   ----------------    -----------    ------   --------   ----------------   ----------------   ----------------
Real estate                    376              -         2         16                392              3,054              3,070
Furniture and
 facilities                    208              -        20          1                209                 11                 12
Machines and
 equipment                     361              -        20          6                367                 46                 52
Hardware                       225              -        20          2                227                 19                 18
Totals as of
 03.31.08                    1,170              -                   25              1,195              3,130                  -
Totals as of
 12.31.07                    1,081              -                   89              1,170                  -              3,152

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                    Goodwill
                For the three-month period ended March 31, 2008,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule B

                       At                       Balance
                   beginning                   at fiscal
Main account        of year      Increases     year end
---------------   -----------   -----------   ----------

Goodwill
(Schedule C)           12,788             -       12,788

Totals as of
 03.31.08              12,788             -       12,788

Totals as of
 12.31.07                   -        12,788       12,788
                                       Amortizations
                  -------------------------------------------------------
                   Accumulated at      For the Period     Accumulated at                        Net book value
                    beginning of      Rate                 the close of                          for previous
Main account            year            %      Amount          year          Net book value       fiscal year
---------------   ----------------   ------   --------   ----------------   ----------------   ----------------
Goodwill
(Schedule C)                   533       10        320                853             11,935             12,255

Totals as of
 03.31.08                      533                 320                853             11,935                  -

Totals as of
 12.31.07                        -                 533                533                  -             12,255

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
              Investments in shares and other negotiable securities
                               Equity investments
                For the three-month period ended March 31, 2008,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule C

Issuance and characteristics                         Face                     Acquisition
of the securities                     Class         value        Number           cost
------------------------------   ---------------   -------   -------------   -------------
Current investments (*)
 Negotiable obligations
 (Notes 9 and 12 and
 Schedule G)                                                                           639

Total                                                                                  639

Non-current investments
Corporations. Section 33
of Law No.19,550:
Controlled Companies
(Notes 9 and 11):

Banco de Galicia y Buenos        Class "A"           0.001
 Aires S.A                       ordinary                              101
                                 Class "B"           0.001
                                 ordinary                      532,293,758
                                                             -------------
                                                               532,293,859       3,027,406
                                 Goodwill
                                 (Schedule B)                                       12,788

Galicia Warrants S.A             Ordinary            0.001         175,000          11,829

Galval Agente de Valores         Ordinary            0.001      16,874,250           1,867
 S.A

Net Investment S.A               Ordinary            0.001          10,500          22,484

Sudamericana Holding S.A         Ordinary                          162,447          42,918

Subtotal                                                                         3,119,292
Other (*)
Negotiable obligations
(Notes 9 and 12 and
Schedule G)                                                                          1,915

Subtotal                                                                             1,915
                                                                             -------------
Total                                                                            3,121,207
                                                                             -------------
                                                  Equity        Recorded       Recorded
Issuance and characteristics       Market         Method      value as of     value as of
of the securities                   price         value         03.31.08        12.31.07
------------------------------   -----------   -----------   -------------   -------------
Current investments (*)
Negotiable obligations
(Notes 9 and 12 and
Schedule G)                                -             -             682             665

Total                                      -             -             682             665

Non-current investments
 Corporations. Section 33
 of Law No.19,550:
 Controlled Companies
 (Notes 9 and 11):

Banco de Galicia y Buenos
 Aires S.A



                                   2,331,447     1,740,063       1,740,063       1,700,152

                                           -             -          11,935          12,255

Galicia Warrants S.A                       -         4,781           4,781           4,819

Galval Agente de Valores                   -         2,671           2,671           2,678
 S.A

Net Investment S.A                         -           985             985           1,078
Sudamericana Holding S.A                   -        51,872          51,872          47,761

Subtotal                           2,331,447     1,800,372       1,812,307       1,768,743
Other (*)
Negotiable obligations
(Notes 9 and 12 and
Schedule G)                                -             -           1,955           1,943

Subtotal                                   -             -           1,955           1,943
                                 -----------   -----------   -------------   -------------
Total                              2,331,447     1,800,372       1,814,262       1,770,686
                                 -----------   -----------   -------------   -------------

(*) Include accrued interest, if applicable.

                                           INFORMATION ON THE ISSUING COMPANIES
                                      ----------------------------------------------
                                           Latest financial statements (Note 11)
                                      ----------------------------------------------

Issuance and characteristics of        Principal line
the securities                          of business        Date       Capital Stock
-----------------------------------   ---------------   ----------   ---------------
Non-current investments
 Corporations. Section 33
 of Law No.19,550:
 Controlled Companies
 (Notes 9 and 11):

Banco de Galicia y Buenos             Financial          03.31.08            562,327
 Aires S.A                             Activities

Galicia Warrants S.A                  Issuance of
                                      deposit
                                      certificates       03.31.08                200
                                      and warrants

Galval Agente de Valores              Custody of         03.31.08              1,978(2)
 S.A                                   Securities

Net Investment S.A                    Financial and
                                      Investment         03.31.08                 12
                                      Activities

Sudamericana Holding S.A              Financial and      12.31.07                186
                                      Investment
                                      Activities
                                                 INFORMATION ON THE ISSUING COMPANIES
                                      ----------------------------------------------------------
                                                 Latest financial statements (Note 11)
                                      ----------------------------------------------------------
                                                                                Percentage of
Issuance and characteristics of                            Shareholders'     equity held in the
the securities                         Net income             equity           capital stock
-----------------------------------   ------------       ----------------   --------------------
Non-current investments
 Corporations. Section 33
 of Law No.19,550:
 Controlled Companies
 (Notes 9 and 11):

Banco de Galicia y Buenos                   38,665(1)           1,798,069              94.659191
 Aires S.A

Galicia Warrants S.A

                                               (44)(1)              5,452              87.500000


Galval Agente de Valores                        27(1)               2,671             100.000000
 S.A

Net Investment S.A
                                              (106)(1)              1,125              87.500000


Sudamericana Holding S.A                     9,228(3)              59,205              87.500337

(1) For the three-month period ended 03.31.08.
(2) Equivalent to 16,874 thousand Uruguayan pesos.
(3) For the six-month period ended 12.31.07.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                Other Investments
                For the three-month period ended March 31, 2008,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule D

                                                  Value recorded at      Value recorded at
Main account and characteristics                      03.31.08               12.31.07
---------------------------------------------   --------------------   --------------------
Current investments(*)

Deposits in special current accounts
(Notes 9 and 12 and Schedule G)                                   75                  1,548

Mutual Funds (Note 9 and Schedule G)                           2,549                  3,212

Time deposits (Note 9 and 12 and Schedule G)                  23,270                 10,947

Total                                                         25,894                 15,707

(*) Include accrued interest, if applicable.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                     Foreign Currency Assets and Liabilities
                For the three-month period ended March 31, 2008,
                        presented in comparative format.
      (figures stated in thousands of pesos and thousands of U.S. dollars)

                                                                      Schedule G

                                                                                            Amount in
                                                                                            Argentine
                                              Amount and type of foreign      Exchange     currency as
Captions                                               currency                 Rate       of 03.31.08
----------------------------------------   -------------------------------   ----------   -------------
Assets
Current assets
Cash and due from banks
 - Cash                                         US$                   0.10        3.128               1
Investments
 - Deposits in special current accounts         US$                  23.97        3.128              75
 - Mutual Funds                                 US$                 708.15        3.128           2,215
 - Time deposits                                US$               3,836.59        3.128          12,001
 - Negotiable obligations                       US$                 218.00        3.128             682
Other receivables
 - Deposit as per Decree 616/2005               US$              24,000.00        3.128          75,072
 - Promissory notes receivable                  US$               1,429.25        3.128           4,471
                                                                                                 ------
Total Current Assets                                                                             94,517
                                                                                                 ------
Non-current assets
Other receivables
 - Sundry debtors                               US$                 617.31        3.128           1,931
 - Promissory notes receivable                  US$              12,501.43        3.128          39,104
Investments
 - Negotiable obligations                       US$                 624.97        3.128           1,955
 - Equity investments                           US$                 853.80        3.128           2,671
                                                                                                -------
Total Current Assets                                                                             45,661
                                                                                                -------
Total Assets                                                                                    140,178
                                                                                                =======
Liabilities
Current liabilities
Loans
From financial institution from abroad          US$              22,288.33        3.168          70,609
Other liabilities
 - Sundry creditors                             US$                   5.44        3.168              17
 - Provision for expenses                       US$                 281.53        3.168             892
                                                                                                 ------
Total Current Liabilities                                                                        71,518
                                                                                                 ------
Non-current liabilities
Loans
From financial institution from abroad          US$              62,000.00        3.168         196,416
Other liabilities
 - Provision for expenses                       US$                  62.90        3.168             199
                                                                                                -------
Total Non-Current Liabilities                                                                   196,615
                                                                                                -------
Total Liabilities                                                                               268,133
                                                                                                =======

                                                                                Amount in
                                                                                Argentine
                                              Amount and type of foreign      currency as
Captions                                               currency               of 12.31.07
----------------------------------------   -------------------------------   -------------
Assets
Current assets
Cash and due from banks
 - Cash                                         US$                   0.16               1
Investments
 - Deposits in special current accounts         US$                 497.76           1,548
 - Mutual Funds                                 US$                 712.45           2,215
 - Time deposits                                US$               3,174.70           9,870
 - Negotiable obligations                       US$                 213.85             665
Other receivables
 - Deposit as per Decree 616/2005               US$                 24,000          74,616
 - Promissory notes receivable                  US$                      -               -
                                                                             -------------
Total Current Assets                                                                88,915
                                                                             -------------
Non-current assets
Other receivables
 - Sundry debtors                               US$                 617.31           1,919
 - Promissory notes receivable                  US$              13,995.04          43,511
Investments
 - Negotiable obligations                       US$                 624.97           1,943
 - Equity investments                           US$                 861.49           2,678
                                                                             -------------
Total Current Assets                                                                50,051
                                                                             -------------
Total Assets                                                                       138,966
                                                                             =============
Liabilities
Current liabilities
Loans
From financial institution from abroad          US$              20,721.11          65,251
Other liabilities
 - Sundry creditors                             US$                   3.18              10
 - Provision for expenses                       US$                 281.33             886
                                                                             -------------
Total Current Liabilities                                                           66,147
                                                                             -------------
Non-current liabilities
Loans
From financial institution from abroad          US$                 62,000         195,238
Other liabilities
 - Provision for expenses                       US$                      -               -
                                                                             -------------
Total Non-Current Liabilities                                                      195,238
                                                                             -------------
Total Liabilities                                                                  261,385
                                                                             =============

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
       Information required by Section 64, subsection b) of Law No. 19,550
                For the three-month period ended March 31, 2008,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule H

                                                 Total as of     Administrative     Total as of
Captions                                           03.31.08         Expenses          03.31.07
---------------------------------------------   -------------   ----------------   -------------
Salaries and social security contributions                581                581             415
Bonuses                                                    47                 47              31
Entertainment, travel, and per diem                         7                  7               9
Services to the staff                                      20                 20              13
Training expenses                                           5                  5               1
Retirement insurance                                      138                138              52
Directors' and Syndics' fees                              252                252             182
Fees for services                                         677                677             523
Taxes                                                   1,493              1,493           1,125
Security services                                           1                  1               1
Insurance                                                  94                 94              90
Stationery and office supplies                              8                  8               7
Electricity and communications                             18                 18              18
Maintenance expenses                                        -                  -               7
Depreciation of fixed assets                               25                 25              28
Bank charges (*)                                            3                  3              33
Condominium Expenses                                       15                 15               8
General expenses (*)                                       97                 97             111
Vehicle expenses                                           23                 23              21
Leasing of brand (*)                                       15                 15              15
                                                -------------   ----------------   -------------
Totals                                                  3,519              3,519           2,690
                                                =============   ================   =============

(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19,550. See Note 12 to the financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
         Additional Information to the Notes to the Financial Statements
            For the three-month period commenced January 1, 2008 and
           and ended March 31, 2008, presented in comparative format.
                     (figures stated in thousands of pesos)

NOTE 1: SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS
          None.

NOTE 2: SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS PERIODS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE PERIODS.
          None.

NOTE 3:   CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES
          a) Receivables: See Note 9 to the financial statements.
          b) Debts: See Note 9 to the financial statements.

NOTE 4: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS
          a) Receivables: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.
          b) Debts: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.

NOTE 5:   BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS - SECTION  33 OF
          LAW 19,550
          See Note 11 and Schedule C to the financial statements.

NOTE 6: RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE
          As of March 31, 2008 and December 31, 2007 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:   PHYSICAL INVENTORY OF INVENTORIES
          As of March 31, 2008 and December 31, 2007, the Company did not have any inventories.

NOTE 8:   CURRENT VALUES

          See Notes 1.c. and 1.d. to the financial statements.

NOTE 9:   FIXED ASSETS

          See Schedule A to the financial statements.
          a) Fixed assets that have been technically appraised:
             As of March 31, 2008 and December 31, 2007, the Company did not have any bank premises and equipment that have been technically appraised.
          b) Fixed assets not used because they are obsolete:
             As of March 31, 2008 and December 31, 2007, the Company did not have any obsolete bank premises and equipment which have a book value.

NOTE 10:  EQUITY INVESTMENTS

          The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19,550 do not apply to its equity investments in other companies.

NOTE 11:  RECOVERABLE VALUES

          As of March 31, 2008 and December 31, 2007, the criterion followed by the Company for determining the recoverable value of its bank premises and equipment consisted in using their economic utilization value, based on the possibility of absorbing future depreciation charges with the profits reported by it.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
   Additional Information to the Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 12:  INSURANCE

          As of March 31, 2008 and December 31, 2007, the breakdown of insurance policies taken out by the Company for its fixed assets as follows:

                                                                         Book Value     Book Value
                                                             Insured       as of          as of
             Insured assets          Risks covered            amount      03.31.08       12.31.07
             --------------   ---------------------------   ---------   ------------   -----------

             Office assets     Fire, thunderbolt, and/or
                                       explosion                200           5              5

NOTE 13:  POSITIVE AND NEGATIVE CONTINGENCIES

          a) Elements used for the calculation of provisions, the total or partial balances of which exceed two percent of Shareholders' equity:
             None.
          b) Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition: As of March 31, 2008 and December 31, 2007 there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14:  IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS

          a) Status of capitalization arrangements:
             As of March 31, 2008 and December 31, 2007, there were no irrevocable contributions towards future share subscriptions.
          b) Cumulative unpaid dividends on preferred shares:
             As of March 31, 2008 and December 31, 2007, there were no cumulative unpaid dividends on preferred shares.

NOTE 15:  RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS
          See Note 13 to the financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
        Supplementary and Explanatory Statement by the Board of Directors
            For the three-month period commenced January 1, 2008 and
           and ended March 31, 2008, presented in comparative format.
                     (figures stated in thousands of pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. Current Assets:
a) Receivables:
1) See Note 9 to the financial statements.
2) See Notes 3 and 9 to the financial statements.
3) As of March 31, 2008 and December 31, 2007, the Company had not set up any allowances or provisions.

b) Inventories:
As of March 31, 2008 and December 31, 2007, the Company did not have any inventories.

B. Non-Current Assets:
a) Receivables:
As of March 31, 2008 and December 31, 2007, the Company had not set up any allowances or provisions.

b) Inventories:
As of March 31, 2008 and December 31, 2007, the Company did not have any inventories.

c) Investments:
See Note 11 and Schedule C to the financial statements.

d) Fixed assets:
1) As of March 31, 2008 and December 31, 2007, the Company did not have any fixed assets that have been technically appraised.
2) As of March 31, 2008 and December 31, 2007, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible assets:
1) See Note 1.d and Schedule B.
2) As of March 31, 2008 and December 31, 2007, there were no deferred charges.

C. Current Liabilities:
a) Liabilities:
1) See Note 9 to the financial statements.
2) See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. Allowances and provisions:

As of March 31, 2008 and December 31, 2007, the Company had not recorded any allowances or provisions.

E. Foreign Currency Assets and Liabilities:
See Note 1.b. and Schedule G to the financial statements.

F. Shareholders' Equity:
1) As of March 31, 2008 and December 31, 2007, the Shareholders' Equity did not include the Irrevocable Advances towards future share issues account.
2) As of March 31, 2008 and December 31, 2007, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
  Supplementary and Explanatory Statement by the Board of Directors (continued)
                     (figures stated in thousands of pesos)

G. Miscellaneous:

1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19,550 do not apply to its equity investments in other companies.

2) See Notes 9 and 12 to the financial statements.

3) As of March 31, 2008 and December 31, 2007 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 9 and 12 to the financial statements.

5) As of March 31, 2008 and December 31, 2007, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                   Insured    Book Value as    Book Value as
Insured assets    Risks covered    amount      of 03.31.08      of 12.31.07
---------------  ---------------  ---------  ---------------  ---------------
Office Assets        Fire,
                  thunderbolt,
                    and/or
                   explosion         200            5                5

6) As of March 31, 2008 and December 31, 2007, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of March 31, 2008 and December 31, 2007, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19,550 in these financial statements.

Autonomous City of Buenos Aires, May 09, 2008.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                Informative Review as of March 31, 2008 and 2007
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

Grupo Financiero Galicia S.A.'s purpose is to become a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the three-month period ended March 31, 2008 amounted to $ 36,156. This profit has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries.

On July 24, 2007 Grupo Financiero Galicia S.A. subscribed an unsecured loan in US Dollars for the amount of US$ 80,000, which use, net of the cash reserves established by Decree No. 616/2005, was for paying Banco de Galicia y Buenos Aires S.A's shares.

On July 27, 2007 Grupo Financiero Galicia S.A. subscribed and paid in 93,604,637 class "B" shares with a face value of $ 1 (one Peso) of Banco de Galicia y Buenos Aires S.A. Payment of shares was made in cash for $175,299 and negotiable obligations from Banco de Galicia y Buenos Aires due in 2014, with a face value of US$ 102,200.

On April 29, 2008, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to distribute the Retained Earnings as of December 31, 2007, through the allocation of $ 2,302 to Legal Reserve and $ 43,735 to Discretionary Reserve.

BALANCE SHEET FIGURES


                             03.31.08      03.31.07      03.31.06      03.31.05      03.31.04
                            -----------   -----------   -----------   -----------   -----------

Assets
Current Assets                  107,254       317,400        32,378        65,548        32,789
Non-current assets            1,858,434     1,284,993     1,599,739     1,536,377     1,347,723
                            -----------   -----------   -----------   -----------   -----------
Total Assets                  1,965,688     1,602,393     1,632,117     1,601,925     1,380,512
                            -----------   -----------   -----------   -----------   -----------
Liabilities
Current Liabilities              76,878         6,289         6,992        43,030         4,938
Non-current liabilities         198,149         5,772        12,640        19,163        42,457
Total Liabilities               275,027        12,061        19,632        62,193        47,395
Shareholders' equity          1,690,661     1,590,332     1,612,485     1,539,732     1,333,117
                            -----------   -----------   -----------   -----------   -----------
Total                         1,965,688     1,602,393     1,632,117     1,601,925     1,380,512
                            -----------   -----------   -----------   -----------   -----------


NET INCOME STATEMENT FIGURES

                             03.31.08      03.31.07      03.31.06      03.31.05      03.31.04
                            -----------   -----------   -----------   -----------   -----------
Ordinary operating result        41,035       (27,163)      (20,876)       23,156       (84,917)
Financial results                (5,486)       13,223        11,589        (1,510)       (3,381)
Other income and expenses           607           734         1,222           281         2,031
                            -----------   -----------   -----------   -----------   -----------
Ordinary net income/(loss)       36,156       (13,206)       (8,065)       21,927       (86,267)
Income tax                           -         (4,930)       (6,226)       (1,733)         --
                            -----------   -----------   -----------   -----------   -----------
Net income/(loss)                36,156       (18,136)      (14,291)       20,194       (86,267)
                            -----------   -----------   -----------   -----------   -----------

RATIOS


                             03.31.08      03.31.07      03.31.06      03.31.05      03.31.04
                            -----------   -----------   -----------   -----------   -----------
Liquidity                      1.395120     50.469073      4.630721      1.523309      6.640138
Credit standing                6.147255    131.857392     82.135544     24.757320     28.127798
Capital assets                 0.945437      0.801921      0.980162      0.959082      0.976249

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
          Informative Review as of March 31, 2008 and 2007 (continued) (figures stated in thousands of pesos ($) and U.S. dollars (US$))

The individual financial statements have been considered in order to disclose the Balance Sheet figures and net Income statement figures, as the consolidated financial statements are presented in line with the provisions of Communique "A" 3147 from the Argentine Central Bank and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

Equity investments in other companies

o    Banco de Galicia y Buenos Aires S.A.

     See the above-mentioned Note 16 to the consolidated financial statements.

o    Net Investment S.A.

     The reorganization process through which Net Investment S.A., the absorbing company, and its controlled companies, B2Agro S.A. and Tradecom Argentina S.A. were registered with the Corporation Control Authority on February 1, 2007.

     In accordance with the above-mentioned paragraph, the Corporate Bylaws were amended. The new corporate purpose is to develop and operate electronic businesses through the Internet.

     During 2007, the company oriented its efforts towards the improvement of the tools used by its customers as well as the development of products that can meet its potential customers' needs.

     During this period, the company took actions related to perform a change in the institutional image and products, in order to improve its presence in the market to win over new customers and create current customer loyalty. Furthermore, the company is working on its organizational structure in order to strengthen the company's strategic areas and be able to encourage new business opportunities.

o    Sudamericana Holding S.A.

     Sudamericana Holding S.A. is a holding company providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

     The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its position as a leading financial services provider.

     Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business, during the three-month period commenced on January 1, 2008 and ended on March 31, 2008, amounted to $ 55,717. As of March 31, 2008, these companies had approximately 3.3 million insured in all their lines of business.

     From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies' sales.

     As a result of this effort, the premium volume for the fourth quarter of 2008 exceeded that for the same period of the previous year by 170%.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
          Informative Review as of March 31, 2008 and 2007 (continued) (figures stated in thousands of pesos ($) and U.S. dollars (US$))

o    Galicia Warrants S.A.

     Galicia Warrants S.A. was founded in 1993 and, since then, its main purpose has been to provide solutions to short- and mid-term financing and inventory control by means of the issuance of deposit certificates and warrants, pursuant to Law 9,643, which governs such activity as well as the storage of merchandise in general. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A. Galicia Warrants S.A. has such a financial condition that allows it to maintain its financial and operative independence.

     In addition to its offices in the city of Buenos Aires, Galicia Warrants S.A. has warehouses and an administrative office in the city of Tucuman, and silo facilities in the city of San Salvador, province of Entre Rios. All of these are part of a policy aimed at expanding its business in different sectors of the country.

     Net income from services increased to $ 1,500 in the first quarter, with a pretax net income of $ 247.

     As of March 31, 2008, Galicia Warrants S.A. has third parties' merchandise under custody, made up of different products, for $ 60,300.

     Galicia Warrants S.A. has increased the storage of merchandise in general thanks to the increasing level of industrial activity, thus meeting customers' service needs, generated by higher production volumes and demand from local and foreign markets. We believe this tendency will continue during this fiscal year.

o    Galval Agente de Valores S.A.

     Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides services as a securities agent in Uruguay.

     On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of the Company with the Registry of the Stock Exchange.

     As from September, 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of March 31, 2008 it holds customers' securities in custody for US$ 91,806, of which US$ 13,251 correspond to the holding of securities belonging to Grupo Financiero Galicia S.A.

     We believe that, during fiscal year 2008, the total number of opened accounts and the deposits held in custody shall experience a substantial increase, what will be reflected in an increase in income from services corresponding to commissions from custody maintenance.

     Furthermore, we believe a significant increase in income from securities trading operations will take place.

The Company's outlook for the current fiscal year is basically linked to the development of the Argentine economy, and particularly the evolution of the financial system.

Autonomous City of Buenos Aires, May 09, 2008.

                  REPORT OF THE SUPERVISORY SYNDICS' COMMITTEE

To the Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 - 2nd. floor
Autonomous City of Buenos Aires

1. In our capacity as Syndics'of Grupo Financiero Galicia S.A., we have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. (the "Company") as of March 31, 2008, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the three-month period then ended, as well as supplementary Notes 1 to 16, Schedules A, B, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the three-month period ended March 31, 2008, with Notes 1 to 24, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our work was conducted in accordance with standards applicable in Argentina to syndics. These standards require the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who issued their limited review report on May 09, 2008, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. A limited review mainly involves applying analytical procedures to the accounting information and making inquiries to the staff responsible for accounting and financial issues. The scope of such review is substantially more limited than that of an audit of the financial statements, the objective of which is to issue an opinion on the financial statements as a whole. Therefore, we do not express such an opinion. We have not evaluated the business criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

     In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the three-month period ended March 31, 2008 contain the information required by Section 68 of the Rules and Regulations of the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), Section 2 of the Rules concerning Accounting Documentation of the Cordoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

     We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19,550, which we deemed necessary according to the circumstances.

3. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2.c to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4. Based on our review, with the scope mentioned in paragraph 2 above, we report that the financial statements of Grupo Financiero Galicia S.A. as of March 31, 2008 and its consolidated financial statements at that date, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in paragraph 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make. In compliance with the legality control that is part of our field of competence, we have no observations to make.

     As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the three-month period ended March 31, 2008, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company's Board of Directors.

     Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina, except for the journal entries dated March 2008 which have been transcribed to the General journal No. 4. The Corporation Control Authority has not yet given its authorization to this general journal as per notarial certification dated May 08, 2008.

Autonomous City of Buenos Aires, May 09, 2008.

                                                  Supervisory Syndics' Committee

                              LIMITED REVIEW REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Legal address:
Tte. Gral. Juan D. Peron 456 - 2nd floor
Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1. We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of March 31, 2008, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the three-month periods ended March 31, 2008 and 2007, as well as supplementary Notes 1 to 16 and Schedules A, B, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by
     Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation Regulations of the Cordoba Stock Exchange Regulations and the Informative Review to those dates, which supplement them. Furthermore, we have performed a limited review of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of March 31, 2008, and the consolidated income statements for the three-month periods ended March 31, 2008 and 2007, and the consolidated statements of cash flows for the three-month period ended March 31, 2008, together with Notes 1 to 24, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company's financial condition, the results of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared their financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2c. to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the City of Buenos Aires.

4. On February 13, 2008 we issued our audit report on the Company's financial statements and consolidated financial statements for the fiscal years ended December 31, 2007 and 2006 with a unqualified opinion, regarding the Argentine Central Bank's regulations and departures from professional accounting standards similar to those indicated in item 3 above.

5. Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2007 and 2006 mentioned in item 4, we express the following:

     a) the financial statements of Grupo Financiero Galicia S.A. as of March 31, 2008 and 2007 and its consolidated financial statements at those dates, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in item 3 above, with professional accounting standards applicable in the City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make.

     b) the comparative information included in the parent-only and consolidated balance sheet and in supplementary Notes and Schedules to the attached financial statements stems from financial statements of Grupo Financiero Galicia S.A. as of December 31, 2007.

6.   As called for by the regulations in force, we report that:

     a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, except for the statements of the following paragraph, insofar as concerns our field of competence, are in compliance with the provisions of the Law Governing Commercial Companies, and pertinent resolutions of the National Securities Commission.

     b) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations, except for the journal entries dated March 2008 which have been transcribed to the General journal No. 4. The Corporation Control Authority has not yet given its authorization to this general journal as per notarial certification dated May 8, 2008.

     c) We have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange and the Informative Review as of March 31, 2008 and 2007, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company's Board of Directors.

     d) As of March 31, 2008, Grupo Financiero Galicia S.A.'s accrued debt with the Integrated Pension and Survivor's Benefit System, which stems from the accounting records, amounted to $ 27,818.84, which was not yet due at that date.

Autonomous City of Buenos Aires, May 09, 2008.

                                                   PRICE WATERHOUSE & CO. S.R.L.